FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEP 2 1 2005
213
SECTION

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, September 20, 2005, Series 2005-HE6
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-123741
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)




05066609

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: Doris J. Hearn
Name: Doris J. Hearn
Title: Vice President

By: ________________
Name: Evelyn Echevarria
Title: Vice President

Dated: September 20, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$1,501,415,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-HE6

Ace Securities Corp
(Depositor)


Deutsche Bank

September 19, 2005

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). The information contained herein is preliminary as of the date hereof and will be supplemented by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and Deutsche Bank Securities Inc. ("DBSI") is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED September 19, 2005
Ace Securities Corp.
Home Equity Loan Trust, Series 2005-HE6
$1,501,415,000 *(Approximate)*
Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M / F
Offered Certificates:								
A-1	531,329,000	Float	2.19	1 - 80	0	ACT/360	October 2035	AAA / Aaa / AAA
A-2A	322,838,000	Float	1.00	1 - 22	0	ACT/360	October 2035	AAA / Aaa / AAA
A-2B	144,691,000	Float	2.00	22 - 28	0	ACT/360	October 2035	AAA / Aaa / AAA
A-2C	104,177,000	Float	3.00	28 - 60	0	ACT/360	October 2035	AAA / Aaa / AAA
A-2D	81,311,000	Float	6.26	60 - 80	0	ACT/360	October 2035	AAA / Aaa / AAA
M-1	59,839,000	Float	4.98	48 - 80	0	ACT/360	October 2035	AA+ / Aa1 / AA+
M-2	55,176,000	Float	4.80	44 - 80	0	ACT/360	October 2035	AA / Aa2 /AA
M-3	37,302,000	Float	4.71	43 - 80	0	ACT/360	October 2035	AA / Aa3 / AA-
M-4	26,422,000	Float	4.66	42 - 80	0	ACT/360	October 2035	AA- / A1 / AA-
M-5	27,200,000	Float	4.63	41 - 80	0	ACT/360	October 2035	A+ / A2 / A+
M-6	23,314,000	Float	4.60	40 - 80	0	ACT/360	October 2035	A+ / A3 / A
M-7	24,091,000	Float	4.58	39 - 80	0	ACT/360	October 2035	A / Baa1 / A-
M-8	17,874,000	Float	4.56	39 - 80	0	ACT/360	October 2035	A- /Baa2 / BBB+
M-9	17,874,000	Float	4.55	38 - 80	0	ACT/360	October 2035	BBB+ / Baa3 / BBB
M-10	12,434,000	Float	4.54	38 - 80	0	ACT/360	October 2035	BBB / Ba1 / BBB-
M-11	15,543,000	Float	4.54	38 - 80	0	ACT/360	October 2035	BBB- / Ba2 /BB+
Total	1,501,415,000							
Non-Offered Certificates:								
B-1	25,645,000	Float				* Not Offered *		
B-2	15,543,000	Float				* Not Offered *		
Total Certificates	**1,542,603,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	100% PPC (5% CPR in month 1, an additional 2% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC)

Transaction Overview

Certificates: The Class A-1 Certificates and the Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates (collectively, the "Class A-2 Certificates"; and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (collectively, the "Mezzanine Certificates"); and the Class B-1 and Class B-2 Certificates (collectively, the "Class B Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed-rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed-rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates and Class B Certificates are backed by the Group I Mortgage Loans and Group II

Transaction Overview

Certificates (Continued):	Mortgage Loans (collectively, the "Mortgage Loans"). The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class B Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.
Collateral:	As of the Cut-off Date, the Mortgage Loans will consist of approximately 8,031 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,554,260,451 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 4,540 conforming principal balance fixed-rate and adjustable-rate Mortgage Loans totaling approximately $697,282,390 and the Group II Mortgage Loans will represent approximately 3,491 conforming and non-conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $856,978,061.
Class A Certificates:	Class A-1, Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates
Class B Certificates:	Class B-1 and Class B-2 Certificates
Depositor:	Ace Securities Corp. ("Ace")
Originators:	

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fremont Investment and Loan	952,263,546	61.27
Novastar Mortgage, Inc.	149,806,354	9.64
Chapel Funding	110,783,270	7.13
Other	341,407,280	21.97
Total	**1,554,260,451**	**100.00**

Master Servicer:	Wells Fargo Bank, National Association
Servicer:	Ocwen Loan Servicing, LLC
Trustee:	HSBC Bank USA, National Association
Custodians:	Wells Fargo Bank, National Association and Deutsche Bank National Trust Company
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Swap Provider:	TBD
Cut-off Date:	September 1, 2005
Expected Pricing:	Week of September 19, 2005
Expected Closing Date:	On or about September 28, 2005
Record Date:	The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in October 2005.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be (i) with respect to principal prepayments in full, the period from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date and (ii) with respect to principal prepayments in part, the calendar month immediately preceding the month in which the Distribution Date occurs.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act or similar state or local laws.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees initially aggregate to a weighted average cost of approximately 0.5165% for the Mortgage Loans.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls on prepayments in full on the Mortgage Loans up to the Servicing Fee. If the Servicer fails to make any required Compensating Interest payment, the Master Servicer will be required to do so up to the Master Servicing Fee.
Prepayment Interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Optional Termination:	On any Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may repurchase all of the Mortgage Loans and REO properties remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances:	The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Credit Enhancement:	1) Excess Interest; 2) Net Swap Payments received from the Swap Provider (if any) 3) Overcollateralization ("OC"); and 4) Subordination
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B-2 Certificates, fourth, to the Class B-1 Certificates, fifth, to the Class M-11 Certificates, sixth, to the Class M-10 Certificates, seventh, to the Class M-9 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-7 Certificates, tenth, to the Class M-6 Certificates, eleventh, to the Class M-5 Certificates, twelfth, to the Class M-4 Certificates, thirteenth, to the Class M-3 Certificates, fourteenth, to the Class M-2 Certificates, and fifteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Class B Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Class B Certificates and the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution and any Net Swap Payments paid by the Swap Provider.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 0.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 1.50% of the aggregate principal balance of the Mortgage Loans as of the end of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in October 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 47.60%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M/F)	Initial CE %	CE % On/After Step Down Date
A	AAA/Aaa/AAA	23.80%	47.60%
M-1	AA+/Aa1/AA+	19.95%	39.90%
M-2	AA/Aa2/ AA	16.40%	32.80%
M-3	AA/Aa3/ AA-	14.00%	28.00%
M-4	AA-/A1/AA-	12.30%	24.60%
M-5	A+/A2/A+	10.55%	21.10%
M-6	A+/A3/A	9.05%	18.10%
M-7	A/Baa1/A-	7.50%	15.00%
M-8	A-/Baa2/ BBB+	6.35%	12.70%
M-9	BBB+/Baa3/BBB	5.20%	10.40%
M-10	BBB/Ba1/BBB-	4.40%	8.80%
M-11	BBB-/Ba2/BB+	3.40%	6.80%
B-1	BB+/NR/BB	1.75%	3.50%
B-2	BB/NR/NR	0.75%	1.50%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount, net of any Net Swap Payment and the Swap Termination Payment, if any, required to be made by the Securities Administrator, on behalf of the supplemental interest trust (described below), to the Swap Provider under the Swap Agreement, over the sum of (w) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (x) with respect to the Mezzanine Certificates and the Class B Certificates, the Interest Distribution Amount for such Distribution Date and (y) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates or Class A-2 Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to a fraction, expressed as a percentage, the numerator of which is the amount of interest which accrued on the Mortgage Loans in the related loan group in the prior calendar month minus the fees payable to the Servicer, the Master Servicer and the Credit Risk Manager with respect to the related Mortgage Loans for such Distribution Date and the Group I Allocation Percentage or Group II Allocation Percentage, as applicable, of any Net Swap Payment or Swap Termination Payment made to the Swap Provider for such Distribution Date and the denominator of which is the aggregate principal balance of the Mortgage Loans in the related loan group as of the last day of the immediately preceding Due Period (or as of the Cut-off Date with respect to the first Distribution Date), after giving effect to principal prepayments received during the related Prepayment Period.

Transaction Overview (Cont.)

Net WAC Pass-Through Rate (Continued):	Mezzanine and Class B Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the Net WAC Pass-Through Rate for the Class A-1 Certificates and (ii) the Net WAC Pass-Through Rate for the Class A-2 Certificates. Group I Allocation Percentage: The aggregate principal balance of the Group I Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans. Group II Allocation Percentage: The aggregate principal balance of the Group II Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-HE6 Certificates is limited by the related Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Securities Administrator, on behalf of the supplemental interest trust (described below), under the Swap Agreement, if any, and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or on any subsequent Distribution Date to the extent of available funds. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.
Swap Agreement:	On the Closing Date, the Trustee will enter into a Swap Agreement with the Swap Provider described in the prospectus supplement. The Swap Agreement will have an initial notional amount of $1,476,547,428. Under the Swap Agreement, the Trust (through a supplemental interest trust) will be obligated to pay an amount equal to [4.20]% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Swap Provider will be obligated to pay to the supplemental interest trust, for the benefit of the holders of the Offered Certificates and the Class B Certificates, an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party (the "Net Swap Payment"). See the attached schedule. A separate trust created under the pooling and servicing agreement (the "Supplemental Interest Trust") will hold the Swap Agreement. The Swap Agreement and any payments made by the Swap Provider thereunder will be assets of the Supplemental Interest Trust but will not be assets of any REMIC. Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Securities Administrator, on behalf of the Supplemental Interest Trust, is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, generally, prior to distributions to Certificateholders.**

Transaction Overview (Cont.)

Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer or the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) Net Swap Payments payable by the Swap Provider.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 47.60% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage). The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates concurrently, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date. Principal distributions to the Class A-2 Certificates will be allocated sequentially to the Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 39.90% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 32.80% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 28.00% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 24.60% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 21.10% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 18.10% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to the Class M-7 Certificates until it reaches approximately a 15.00% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches approximately a 12.70% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage), ninth to the Class M-9 Certificates until it reaches approximately a 10.40% Credit Enhancement Percentage (2x the Class M-9 Initial Credit Enhancement Percentage), tenth to the Class M-10 Certificates until it reaches approximately a 8.80% Credit Enhancement Percentage (2x the Class M-10 Initial Credit Enhancement Percentage), and eleventh to the Class M-11 Certificates until it reaches approximately a 6.80% Credit Enhancement Percentage (2x the Class M-11 Initial Credit Enhancement Percentage).

Transaction Overview (Cont.)

Class B Principal Distribution Amount:

The Class B Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Class B Certificates, first to the Class B-1 Certificates until it reaches approximately a 3.50% Credit Enhancement Percentage (2x the Class B-1 Initial Credit Enhancement Percentage), and second to the Class B-2 Certificates until it reaches approximately a 1.50% Credit Enhancement Percentage (2x the Class B-2 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then sequentially to the Class B Certificates in their order of seniority until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up:

On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Class B Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	The lesser of 1.5 x Margin and Margin plus 0.50%

Trigger Event:

If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test:

The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 33.60% of the Credit Enhancement Percentage.

Cumulative Loss Test:

The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
October 2007 to September 2008	1.50 %, plus 1/12th of 1.90 % for each month thereafter
October 2008 to September 2009	3.40 %, plus 1/12th of 1.90 % for each month thereafter
October 2009 to September 2010	5.30 %, plus 1/12th of 1.50 % for each month thereafter
October 2010 to September 2011	6.80 % plus 1/12th of 0.80 % for each month thereafter
October 2011 and thereafter	7.60%

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay any Net Swap Payment or the Swap Termination Payment (not caused by a Swap Provider Trigger Event (as defined in the Swap Agreement)) owed to the Swap Provider.
2. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Class B Certificates on a sequential basis.
3. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
5. To pay principal to the Class B Certificates in accordance with the principal payment provisions described above.
6. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
7. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
8. From excess interest, if any, to pay the Interest Carry Forward Amount on the Class B Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
10. From excess interest, if any, to pay the allocated Realized Losses on the Class B Certificates, on a sequential basis.
11. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Class B Certificates in the same order of priority as described in 2 above.
12. From excess interest, if any, to pay the Swap Termination Payment (caused by a Swap Provider Trigger Event) owed to the Swap Provider.
13. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.

Any amounts on deposit to the Supplemental Interest Trust and not required to be paid to the Swap Provider will be paid as follows:

1. To pay any unpaid interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Mezzanine Certificates and the Class B Certificates, sequentially.
2. To pay the Net WAC Rate Carryover Amount on the Class A Certificates, Mezzanine Certificates and Class B Certificates remaining unpaid in the same order of priority as described above.
3. To pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Mezzanine Certificates and Class B Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the Required Overcollateralization Amount.
4. To pay any allocated Realized Losses remaining unpaid on the Mezzanine Certificates and the Class B Certificates, sequentially.

Transaction Overview (Cont.)

ERISA:	It is expected that the Offered Certificates may be purchased by, or with the assets of, employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or plans or arrangements subject to section 4975 of the Internal Revenue Code (each, a "Plan"). Prior to the termination of the Supplemental Interest Trust, Plans or persons using assets of a Plan may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of a Plan's acquisition and ownership of such certificates.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments or payments from the Supplemental Interest Trust or the obligation to make payments to the Supplemental Interest Trust pursuant to the Swap Agreement).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof; provided that such Certificates must be purchased in minimum total investments of $100,000 per class.

Swap Schedule

Distribution Date	Notional Schedule ($)
10/25/2005	1,476,547,428
11/25/2005	1,464,625,086
12/25/2005	1,450,168,001
1/25/2006	1,433,195,746
2/25/2006	1,413,740,913
3/25/2006	1,391,849,292
4/25/2006	1,367,579,945
5/25/2006	1,338,543,521
6/25/2006	1,292,864,922
7/25/2006	1,244,037,019
8/25/2006	1,192,315,947
9/25/2006	1,142,561,410
10/25/2006	1,094,888,997
11/25/2006	1,049,211,115
12/25/2006	1,005,450,411
1/25/2007	963,518,653
2/25/2007	923,339,251
3/25/2007	884,838,825
4/25/2007	847,947,075
5/25/2007	812,596,649
6/25/2007	778,666,225
7/25/2007	746,117,673
8/25/2007	634,895,862
9/25/2007	540,070,236
10/25/2007	132,060,573
11/25/2007	124,045,904
12/25/2007	119,007,353
1/25/2008	114,535,303
2/25/2008	110,233,468
3/25/2008	106,095,253
4/25/2008	102,114,327
5/25/2008	98,284,607
6/25/2008	94,600,250
7/25/2008	91,055,647
8/25/2008	87,645,406
9/25/2008	84,365,746
10/25/2008	72,026,884
11/25/2008	69,439,376
12/25/2008	66,944,684
1/25/2009	64,539,475
2/25/2009	62,220,535
3/25/2009	59,984,767
4/25/2009	57,829,184
5/25/2009	55,750,910
6/25/2009	53,747,169
7/25/2009	51,815,287

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
A-1	Avg Life	19.44	4.13	2.19	1.50	1.22
	First Payment Date	Oct-05	Oct-05	Oct-05	Oct-05	Oct-05
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Dec-07
A-2A	Avg Life	13.57	1.50	1.00	0.84	0.69
	First Payment Date	Oct-05	Oct-05	Oct-05	Oct-05	Oct-05
	Last Payment Date	Jan-26	Jun-08	Jul-07	Mar-07	Dec-06
A-2B	Avg Life	22.32	3.65	2.00	1.77	1.47
	First Payment Date	Jan-26	Jun-08	Jul-07	Mar-07	Dec-06
	Last Payment Date	May-30	Oct-10	Jan-08	Sep-07	Jun-07
A-2C	Avg Life	26.37	6.99	3.00	2.10	1.87
	First Payment Date	May-30	Oct-10	Jan-08	Sep-07	Jun-07
	Last Payment Date	Aug-33	Mar-15	Sep-10	Feb-08	Sep-07
A-2D	Avg Life	28.68	11.89	6.26	2.92	2.08
	First Payment Date	Aug-33	Mar-15	Sep-10	Feb-08	Sep-07
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Dec-07
M-1	Avg Life	26.80	8.32	4.98	5.07	3.73
	First Payment Date	Nov-28	Sep-09	Sep-09	Oct-10	Dec-07
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-2	Avg Life	26.80	8.32	4.80	4.96	3.72
	First Payment Date	Nov-28	Sep-09	May-09	Apr-10	Apr-09
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-3	Avg Life	26.80	8.32	4.71	4.54	3.45
	First Payment Date	Nov-28	Sep-09	Apr-09	Nov-09	Dec-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-4	Avg Life	26.80	8.32	4.66	4.32	3.26
	First Payment Date	Nov-28	Sep-09	Mar-09	Aug-09	Sep-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-5	Avg Life	26.80	8.32	4.63	4.17	3.14
	First Payment Date	Nov-28	Sep-09	Feb-09	Jun-09	Jul-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09

Sensitivity Table
To 10% Call (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
M-6	Avg Life	26.80	8.32	4.60	4.07	3.04
	First Payment Date	Nov-28	Sep-09	Jan-09	Apr-09	Jun-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-7	Avg Life	26.80	8.32	4.58	3.98	2.98
	First Payment Date	Nov-28	Sep-09	Dec-08	Mar-09	May-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-8	Avg Life	26.80	8.32	4.56	3.92	2.92
	First Payment Date	Nov-28	Sep-09	Dec-08	Feb-09	Apr-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-9	Avg Life	26.80	8.32	4.55	3.87	2.89
	First Payment Date	Nov-28	Sep-09	Nov-08	Jan-09	Mar-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-10	Avg Life	26.80	8.32	4.54	3.84	2.86
	First Payment Date	Nov-28	Sep-09	Nov-08	Dec-08	Mar-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-11	Avg Life	26.80	8.32	4.54	3.81	2.83
	First Payment Date	Nov-28	Sep-09	Nov-08	Dec-08	Feb-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
B-1	Avg Life	26.77	8.23	4.47	3.73	2.77
	First Payment Date	Nov-28	Sep-09	Oct-08	Nov-08	Jan-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
B-2	Avg Life	26.33	7.13	3.87	3.26	2.44
	First Payment Date	Nov-28	Sep-09	Oct-08	Oct-08	Jan-08
	Last Payment Date	Feb-34	Jun-16	May-11	Dec-09	Nov-08

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
A-1	Avg Life	19.48	4.42	2.37	1.56	1.22
	First Payment Date	Oct-05	Oct-05	Oct-05	Oct-05	Oct-05
	Last Payment Date	Jul-35	Dec-30	Nov-20	Aug-17	Dec-07
A-2A	Avg Life	13.57	1.50	1.00	0.84	0.69
	First Payment Date	Oct-05	Oct-05	Oct-05	Oct-05	Oct-05
	Last Payment Date	Jan-26	Jun-08	Jul-07	Mar-07	Dec-06
A-2B	Avg Life	22.32	3.65	2.00	1.77	1.47
	First Payment Date	Jan-26	Jun-08	Jul-07	Mar-07	Dec-06
	Last Payment Date	May-30	Oct-10	Jan-08	Sep-07	Jun-07
A-2C	Avg Life	26.37	6.99	3.00	2.10	1.87
	First Payment Date	May-30	Oct-10	Jan-08	Sep-07	Jun-07
	Last Payment Date	Aug-33	Mar-15	Sep-10	Feb-08	Sep-07
A-2D	Avg Life	28.96	14.21	7.77	3.45	2.08
	First Payment Date	Aug-33	Mar-15	Sep-10	Feb-08	Sep-07
	Last Payment Date	Jul-35	Nov-30	Sep-20	Aug-17	Dec-07
M-1	Avg Life	26.89	9.13	5.50	7.02	5.93
	First Payment Date	Nov-28	Sep-09	Sep-09	Apr-11	Dec-07
	Last Payment Date	Jul-35	Jun-28	Dec-18	Dec-15	Jul-14
M-2	Avg Life	26.89	9.11	5.31	5.44	4.20
	First Payment Date	Nov-28	Sep-09	May-09	Apr-10	Apr-09
	Last Payment Date	Jul-35	Sep-27	Jun-18	Jul-15	Dec-12
M-3	Avg Life	26.89	9.09	5.20	4.92	3.73
	First Payment Date	Nov-28	Sep-09	Apr-09	Nov-09	Dec-08
	Last Payment Date	Jun-35	Dec-26	Nov-17	Jan-15	Aug-12
M-4	Avg Life	26.89	9.07	5.14	4.68	3.52
	First Payment Date	Nov-28	Sep-09	Mar-09	Aug-09	Sep-08
	Last Payment Date	Jun-35	Apr-26	May-17	Sep-14	Apr-12
M-5	Avg Life	26.89	9.05	5.09	4.52	3.39
	First Payment Date	Nov-28	Sep-09	Feb-09	Jun-09	Jul-08
	Last Payment Date	Jun-35	Sep-25	Jan-17	May-14	Feb-12

Sensitivity Table
To Maturity (Continued)

	Fixed>> Arm>>	0% PPC 0% PPC	55% PPC 55% PPC	100% PPC 100% PPC	125% PPC 125% PPC	160% PPC 160% PPC
M-6	Avg Life	26.89	9.01	5.04	4.40	3.29
	First Payment Date	Nov-28	Sep-09	Jan-09	Apr-09	Jun-08
	Last Payment Date	May-35	Jan-25	Aug-16	Jan-14	Nov-11
M-7	Avg Life	26.89	8.97	4.99	4.29	3.21
	First Payment Date	Nov-28	Sep-09	Dec-08	Mar-09	May-08
	Last Payment Date	May-35	May-24	Feb-16	Sep-13	Aug-11
M-8	Avg Life	26.88	8.92	4.94	4.20	3.13
	First Payment Date	Nov-28	Sep-09	Dec-08	Feb-09	Apr-08
	Last Payment Date	Apr-35	Jun-23	Aug-15	Apr-13	Apr-11
M-9	Avg Life	26.88	8.85	4.88	4.12	3.07
	First Payment Date	Nov-28	Sep-09	Nov-08	Jan-09	Mar-08
	Last Payment Date	Mar-35	Sep-22	Feb-15	Nov-12	Dec-10
M-10	Avg Life	26.87	8.76	4.82	4.05	3.01
	First Payment Date	Nov-28	Sep-09	Nov-08	Dec-08	Mar-08
	Last Payment Date	Feb-35	Sep-21	Jul-14	Jun-12	Aug-10
M-11	Avg Life	26.85	8.66	4.75	3.96	2.94
	First Payment Date	Nov-28	Sep-09	Nov-08	Dec-08	Feb-08
	Last Payment Date	Jan-35	Dec-20	Jan-14	Jan-12	May-10
B-1	Avg Life	26.78	8.30	4.52	3.76	2.79
	First Payment Date	Nov-28	Sep-09	Oct-08	Nov-08	Jan-08
	Last Payment Date	Nov-34	Nov-19	Apr-13	Jun-11	Dec-09
B-2	Avg Life	26.33	7.13	3.87	3.26	2.44
	First Payment Date	Nov-28	Sep-09	Oct-08	Oct-08	Jan-08
	Last Payment Date	Feb-34	Jun-16	May-11	Dec-09	Nov-08

Class A-1 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	10/25/2005	22.693
2	11/25/2005	21.830
3	12/25/2005	21.925
4	1/25/2006	21.830
5	2/25/2006	21.830
6	3/25/2006	22.134
7	4/25/2006	21.831
8	5/25/2006	21.898
9	6/25/2006	21.608
10	7/25/2006	21.489
11	8/25/2006	21.152
12	9/25/2006	20.915
13	10/25/2006	20.787
14	11/25/2006	20.454
15	12/25/2006	20.338
16	1/25/2007	20.009
17	2/25/2007	19.792
18	3/25/2007	19.943
19	4/25/2007	19.368
20	5/25/2007	19.279
21	6/25/2007	18.958
22	7/25/2007	18.879
23	8/25/2007	19.460
24	9/25/2007	18.502
25	10/25/2007	11.373
26	11/25/2007	11.111
27	12/25/2007	11.340
28	1/25/2008	11.053
29	2/25/2008	11.996
30	3/25/2008	12.590
31	4/25/2008	11.954
32	5/25/2008	12.221
33	6/25/2008	11.901
34	7/25/2008	12.169
35	8/25/2008	12.903
36	9/25/2008	12.901
37	10/25/2008	12.940
38	11/25/2008	12.586
39	12/25/2008	12.897
40	1/25/2009	12.543
41	2/25/2009	13.358
42	3/25/2009	14.515
43	4/25/2009	13.332
44	5/25/2009	13.671
45	6/25/2009	13.288

Class A-1 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	7/25/2009	13.627
47	8/25/2009	11.372
48	9/25/2009	11.382
49	10/25/2009	11.755
50	11/25/2009	11.369
51	12/25/2009	11.742
52	1/25/2010	11.357
53	2/25/2010	11.386
54	3/25/2010	12.605
55	4/25/2010	11.379
56	5/25/2010	11.751
57	6/25/2010	11.366
58	7/25/2010	11.738
59	8/25/2010	11.360
60	9/25/2010	11.367
61	10/25/2010	11.739
62	11/25/2010	11.354
63	12/25/2010	11.725
64	1/25/2011	11.340
65	2/25/2011	11.336
66	3/25/2011	12.553
67	4/25/2011	11.331
68	5/25/2011	11.702
69	6/25/2011	11.318
70	7/25/2011	11.688
71	8/25/2011	11.307
72	9/25/2011	11.309
73	10/25/2011	11.678
74	11/25/2011	11.295
75	12/25/2011	11.664
76	1/25/2012	11.281
77	2/25/2012	11.276
78	3/25/2012	12.053
79	4/25/2012	11.268
80	5/25/2012	11.637
81	6/25/2012	11.254

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider

Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	10/25/2005	22.487
2	11/25/2005	21.651
3	12/25/2005	21.740
4	1/25/2006	21.652
5	2/25/2006	21.652
6	3/25/2006	21.937
7	4/25/2006	21.654
8	5/25/2006	21.716
9	6/25/2006	21.432
10	7/25/2006	21.309
11	8/25/2006	20.978
12	9/25/2006	20.743
13	10/25/2006	20.610
14	11/25/2006	20.284
15	12/25/2006	20.162
16	1/25/2007	19.840
17	2/25/2007	19.623
18	3/25/2007	19.758
19	4/25/2007	19.201
20	5/25/2007	19.107
21	6/25/2007	18.795
22	7/25/2007	18.712
23	8/25/2007	19.257
24	9/25/2007	18.338
25	10/25/2007	11.214
26	11/25/2007	10.969
27	12/25/2007	11.195
28	1/25/2008	10.915
29	2/25/2008	11.838
30	3/25/2008	12.434
31	4/25/2008	11.811
32	5/25/2008	12.075
33	6/25/2008	11.761
34	7/25/2008	12.027
35	8/25/2008	12.772
36	9/25/2008	12.771
37	10/25/2008	12.808
38	11/25/2008	12.459
39	12/25/2008	12.769
40	1/25/2009	12.421
41	2/25/2009	13.216
42	3/25/2009	14.364
43	4/25/2009	13.197
44	5/25/2009	13.534
45	6/25/2009	13.158

Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	7/25/2009	13.494
47	8/25/2009	11.254
48	9/25/2009	11.262
49	10/25/2009	11.633
50	11/25/2009	11.253
51	12/25/2009	11.624
52	1/25/2010	11.244
53	2/25/2010	11.285
54	3/25/2010	12.490
55	4/25/2010	11.277
56	5/25/2010	11.648
57	6/25/2010	11.267
58	7/25/2010	11.638
59	8/25/2010	11.271
60	9/25/2010	11.272
61	10/25/2010	11.643
62	11/25/2010	11.262
63	12/25/2010	11.633
64	1/25/2011	11.253
65	2/25/2011	11.256
66	3/25/2011	12.460
67	4/25/2011	11.249
68	5/25/2011	11.619
69	6/25/2011	11.239
70	7/25/2011	11.608
71	8/25/2011	11.237
72	9/25/2011	11.235
73	10/25/2011	11.604
74	11/25/2011	11.224
75	12/25/2011	11.593
76	1/25/2012	11.214
77	2/25/2012	11.215
78	3/25/2012	11.985
79	4/25/2012	11.206
80	5/25/2012	11.575
81	6/25/2012	11.196

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	10/25/2005	22.579
2	11/25/2005	21.731
3	12/25/2005	21.823
4	1/25/2006	21.732
5	2/25/2006	21.732
6	3/25/2006	22.026
7	4/25/2006	21.733
8	5/25/2006	21.797
9	6/25/2006	21.511
10	7/25/2006	21.390
11	8/25/2006	21.056
12	9/25/2006	20.820
13	10/25/2006	20.689
14	11/25/2006	20.360
15	12/25/2006	20.241
16	1/25/2007	19.916
17	2/25/2007	19.699
18	3/25/2007	19.841
19	4/25/2007	19.276
20	5/25/2007	19.184
21	6/25/2007	18.868
22	7/25/2007	18.787
23	8/25/2007	19.348
24	9/25/2007	18.412
25	10/25/2007	11.285
26	11/25/2007	11.032
27	12/25/2007	11.260
28	1/25/2008	10.977
29	2/25/2008	11.909
30	3/25/2008	12.504
31	4/25/2008	11.875
32	5/25/2008	12.141
33	6/25/2008	11.824
34	7/25/2008	12.091
35	8/25/2008	12.831
36	9/25/2008	12.830
37	10/25/2008	12.867
38	11/25/2008	12.516
39	12/25/2008	12.826
40	1/25/2009	12.476
41	2/25/2009	13.280
42	3/25/2009	14.432
43	4/25/2009	13.258
44	5/25/2009	13.595
45	6/25/2009	13.216
46	7/25/2009	13.554
47	8/25/2009	11.307
48	9/25/2009	11.316
49	10/25/2009	11.688
50	11/25/2009	11.306
51	12/25/2009	11.677
52	1/25/2010	11.295
53	2/25/2010	11.331
54	3/25/2010	12.541
55	4/25/2010	11.322
56	5/25/2010	11.694
57	6/25/2010	11.311
58	7/25/2010	11.683
59	8/25/2010	11.311
60	9/25/2010	11.315
61	10/25/2010	11.686
62	11/25/2010	11.303
63	12/25/2010	11.674
64	1/25/2011	11.292
65	2/25/2011	11.292
66	3/25/2011	12.501
67	4/25/2011	11.286
68	5/25/2011	11.656
69	6/25/2011	11.274
70	7/25/2011	11.644
71	8/25/2011	11.268
72	9/25/2011	11.268
73	10/25/2011	11.637
74	11/25/2011	11.256
75	12/25/2011	11.625
76	1/25/2012	11.244
77	2/25/2012	11.242
78	3/25/2012	12.015
79	4/25/2012	11.234
80	5/25/2012	11.602
81	6/25/2012	11.222

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider

Excess Spread*

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	269	3.7681	4.0138	269	45	468	4.3911	4.4566	445
2	223	3.8485	4.0859	223	46	481	4.3948	4.4669	460
3	224	3.9664	4.1454	223	47	473	4.3996	4.4784	445
4	223	4.0186	4.1937	221	48	473	4.4057	4.4907	445
5	222	4.1299	4.2331	221	49	488	4.4469	4.5006	458
6	226	4.1822	4.2516	225	50	474	4.4524	4.5056	441
7	222	4.1648	4.2673	220	51	489	4.4568	4.5104	458
8	223	4.2166	4.2751	221	52	475	4.4616	4.5147	441
9	221	4.2483	4.2761	219	53	475	4.4666	4.5188	444
10	223	4.2348	4.2736	220	54	519	4.4699	4.5233	494
11	221	4.2431	4.2767	218	55	476	4.4748	4.5280	444
12	221	4.2732	4.2803	217	56	490	4.4794	4.5409	460
13	223	4.2068	4.2796	218	57	476	4.4834	4.5555	443
14	220	4.2216	4.2946	215	58	491	4.4869	4.5678	460
15	223	4.2352	4.3080	217	59	478	4.4914	4.5830	449
16	220	4.2501	4.3221	213	60	479	4.4968	4.5960	449
17	219	4.2643	4.3360	212	61	494	4.5527	4.6085	461
18	229	4.2763	4.3493	221	62	480	4.5579	4.6135	444
19	219	4.2907	4.3638	210	63	494	4.5625	4.6182	461
20	222	4.3037	4.3634	212	64	480	4.5686	4.6226	444
21	218	4.3167	4.3621	208	65	481	4.5726	4.6271	447
22	222	4.3298	4.3597	210	66	525	4.5756	4.6310	499
23	396	4.3427	4.3558	379	67	483	4.5807	4.6359	448
24	400	4.3560	4.3511	379	68	497	4.5850	4.6422	465
25	424	4.2890	4.3439	381	69	484	4.5891	4.6476	448
26	408	4.2953	4.3500	364	70	498	4.5927	4.6528	465
27	419	4.3020	4.3558	376	71	485	4.5969	4.6594	451
28	405	4.3081	4.3624	360	72	485	4.6007	4.6642	451
29	452	4.3139	4.3676	432	73	500	4.6154	4.6690	467
30	477	4.3199	4.3734	459	74	486	4.6190	4.6731	451
31	450	4.3258	4.3798	429	75	501	4.6221	4.6760	468
32	461	4.3308	4.3843	441	76	488	4.6266	4.6796	451
33	447	4.3370	4.3902	425	77	488	4.6296	4.6827	454
34	458	4.3420	4.3942	437	78	517	4.6320	4.6856	488
35	455	4.3474	4.3990	434	79	490	4.6361	4.6899	454
36	454	4.3527	4.4043	433	80	504	4.6386	4.6918	472
37	466	4.3552	4.4074	445	81	N/A	4.6418	4.6948	455
38	454	4.3610	4.4120	431					
39	473	4.3651	4.4169	451					
40	462	4.3697	4.4210	438					
41	465	4.3750	4.4251	444					
42	506	4.3781	4.4297	489					
43	467	4.3829	4.4345	445					
44	481	4.3867	4.4447	460					

*Includes Net Swap Payments received from the Swap Provider

Breakeven CDR Table for the Subordinated Certificates

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Assumption is applied
- 10% cleanup call is not exercised
- Forward Curves
- 40% Severity
- Interest & Principal advancing
- 6 month recovery lag
- Triggers Failing

The table below displays the Constant Default Rate ("CDR") and the related cumulative collateral loss before the referenced Class incurs a writedown.

Class	CDR Break-Even (%)	Cumulative Loss (%)
M-1	34.32	23.62
M-2	27.44	20.69
M-3	23.42	18.71
M-4	20.81	17.29
M-5	18.32	15.83
M-6	16.30	14.56
M-7	14.27	13.20
M-8	12.84	12.18
M-9	11.43	11.12
M-10	10.41	10.32
M-11	9.24	9.37
B-1	7.52	7.88
B-2	6.82	7.25

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL*

Number of Mortgage Loans:	8,031	Index Type:	
Aggregate Principal Balance:	$1,554,260,451	6 Month LIBOR:	85.57%
Conforming Principal Balance Loans:	$1,014,033,940	Fixed Rate:	14.43%
Average Principal Balance:	$193,533	W.A. Initial Periodic Cap:	2.402%
Range:	$9,795 - $1,000,000	W.A. Subsequent Periodic Cap:	1.324%
W.A. Coupon:	7.329%	W.A. Lifetime Rate Cap:	6.184%
Range:	4.600% - 13.500%	Property Type:	
W.A. Gross Margin:	6.134%	Single Family:	79.12%
Range:	2.550% - 9.990%	PUD:	5.88%
W.A. Remaining Term:	352 months	2-4 Family:	8.64%
Range:	58 months - 360 months	Condo:	6.37%
W.A. Seasoning:	2 months		
Latest Maturity Date:	September 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	93.17%
California:	34.35%	Investment:	5.87%
Florida:	13.22%	Second Home:	0.96%
New York:	7.64%	Documentation Status:	
Maryland:	4.94%	Full:	53.14%
New Jersey:	4.32%	Stated:	43.84%
W.A. Original Combined LTV:	82.20%	Limited:	2.40%
Range:	20.00% - 100.00%	None:	0.63%
First Liens:	93.13%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	6.87%	Loans with Prepay Penalties:	80.81%
Non-Balloon Loans:	96.45%	Interest Only Loans	31.10%
Non-Zero W.A. FICO Score:	631		

DESCRIPTION OF THE TOTAL COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont Investment and Loan	4,653	952,263,546	61.27	7.313	630	82.55
Novastar Mortgage, Inc.	1,013	149,806,354	9.64	7.375	627	83.84
Chapel Funding	567	110,783,270	7.13	7.316	648	80.49
Other	1,798	341,407,280	21.97	7.357	630	81.06
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	5	81,728	0.01	11.873	630	92.96
Fixed - 10 Year	61	1,245,616	0.08	10.954	629	94.54
Fixed - 15 Year	161	6,517,668	0.42	9.242	635	85.34
Fixed - 20 Year	66	2,431,237	0.16	9.498	644	91.59
Fixed - 30 Year	1,363	165,504,000	10.65	7.984	643	84.63
Fixed - 30 Year IO	22	2,853,381	0.18	8.121	654	85.66
Balloon - 15/30	791	44,744,724	2.88	10.427	657	99.23
Balloon - 30/40	3	929,249	0.06	6.805	641	78.09
ARM - 6 Month	1	143,702	0.01	6.250	641	77.14
ARM - 6 Month IO	1	371,250	0.02	6.500	635	75.00
ARM - 2 Year/6 Month	3,630	785,793,694	50.56	7.414	612	81.54
ARM - 2 Year/6 Month IO	1,502	435,268,170	28.00	6.666	656	81.26
ARM - 2 Year/6 Month 30/40 Balloon	26	7,478,558	0.48	7.143	590	80.41
ARM - 2 Year/6 Month 40/10*	48	12,929,087	0.83	6.748	647	80.16
ARM - 3 Year/6 Month	137	29,141,466	1.87	7.217	611	78.06
ARM - 3 Year/6 Month IO	144	40,175,195	2.58	6.723	660	80.82
ARM - 3 Year/6 Month 30/40 Balloon	8	1,940,928	0.12	6.708	603	77.12
ARM - 3 Year/6 Month 40/10*	5	1,551,907	0.10	6.474	644	76.48
ARM - 5 Year/6 Month	37	10,260,323	0.66	6.771	651	77.81
ARM - 5 Year/6 Month IO	19	4,766,702	0.31	6.435	677	78.90
ARM - 5 Year/6 Month 30/40 Balloon	1	131,865	0.01	5.950	603	60.00
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

* For the first ten years, amortizes based on a 40-year term to maturity and thereafter, based on a 20-year term to maturity.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	1,018	31,738,877	2.04	10.501	639	98.36
50,000.01 - 100,000.00	1,554	116,220,367	7.48	8.970	629	89.55
100,000.01 - 150,000.00	1,347	166,204,754	10.69	7.833	623	83.19
150,000.01 - 200,000.00	1,062	185,604,249	11.94	7.344	620	79.76
200,000.01 - 250,000.00	767	171,789,730	11.05	7.137	622	80.00
250,000.01 - 300,000.00	626	171,824,019	11.06	7.076	630	80.02
300,000.01 - 350,000.00	463	149,356,804	9.61	6.929	634	81.52
350,000.01 - 400,000.00	397	148,442,409	9.55	6.906	634	80.47
400,000.01 - 450,000.00	260	110,344,380	7.10	6.945	640	82.18
450,000.01 - 500,000.00	195	92,817,480	5.97	6.849	643	82.53
500,000.01 - 550,000.00	100	52,291,404	3.36	7.031	640	83.89
550,000.01 - 600,000.00	97	55,897,014	3.60	6.818	639	81.70
600,000.01 - 650,000.00	42	26,232,510	1.69	6.873	643	83.31
650,000.01 - 700,000.00	39	26,398,924	1.70	6.987	645	83.00
700,000.01 - 750,000.00	48	35,206,548	2.27	6.917	643	80.86
750,000.01 - 800,000.00	4	3,133,111	0.20	6.344	621	78.70
800,000.01 - 850,000.00	6	5,066,726	0.33	6.494	670	83.62
850,000.01 - 900,000.00	1	880,000	0.06	6.600	648	80.00
900,000.01 - 950,000.00	2	1,835,871	0.12	6.239	630	77.50
950,000.01 - 1,000,000.00	3	2,975,273	0.19	6.406	623	67.11
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	1,019	31,788,841	2.05	10.502	639	98.34
50,000.01 - 100,000.00	1,554	116,270,348	7.48	8.969	629	89.56
100,000.01 - 150,000.00	1,346	166,104,809	10.69	7.833	623	83.18
150,000.01 - 200,000.00	1,062	185,604,249	11.94	7.344	620	79.76
200,000.01 - 250,000.00	767	171,789,730	11.05	7.137	622	80.00
250,000.01 - 300,000.00	628	172,423,864	11.09	7.073	630	80.06
300,000.01 - 350,000.00	464	149,805,464	9.64	6.929	634	81.47
350,000.01 - 400,000.00	396	148,172,332	9.53	6.908	634	80.47
400,000.01 - 450,000.00	260	110,394,484	7.10	6.944	640	82.16
450,000.01 - 500,000.00	193	91,988,948	5.92	6.851	643	82.55
500,000.01 - 550,000.00	100	52,291,404	3.36	7.031	640	83.89
550,000.01 - 600,000.00	97	55,897,014	3.60	6.818	639	81.70
600,000.01 - 650,000.00	43	26,881,384	1.73	6.858	643	83.23
650,000.01 - 700,000.00	38	25,750,050	1.66	7.005	644	83.08
700,000.01 - 750,000.00	48	35,206,548	2.27	6.917	643	80.86
750,000.01 - 800,000.00	4	3,133,111	0.20	6.344	621	78.70
800,000.01 - 850,000.00	6	5,066,726	0.33	6.494	670	83.62
850,000.01 - 900,000.00	1	880,000	0.06	6.600	648	80.00
900,000.01 - 950,000.00	2	1,835,871	0.12	6.239	630	77.50
950,000.01 - 1,000,000.00	3	2,975,273	0.19	6.406	623	67.11
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	5	81,728	0.01	11.873	630	92.96
61 - 120	61	1,245,616	0.08	10.954	629	94.54
121 - 180	952	51,262,392	3.30	10.276	654	97.46
181 - 240	66	2,431,237	0.16	9.498	644	91.59
301 - 360	6,947	1,499,239,478	96.46	7.221	630	81.65
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	4	861,401	0.06	4.806	644	67.42
5.000 - 5.499	61	19,763,323	1.27	5.322	671	76.32
5.500 - 5.999	461	138,344,231	8.90	5.819	667	77.94
6.000 - 6.499	686	187,849,388	12.09	6.259	651	79.50
6.500 - 6.999	1,527	414,366,304	26.66	6.766	642	80.63
7.000 - 7.499	977	226,984,365	14.60	7.236	628	82.06
7.500 - 7.999	1,117	248,780,095	16.01	7.733	612	83.25
8.000 - 8.499	523	97,283,000	6.26	8.226	595	83.37
8.500 - 8.999	602	77,956,634	5.02	8.731	593	84.46
9.000 - 9.499	289	30,311,905	1.95	9.206	595	85.71
9.500 - 9.999	506	39,229,058	2.52	9.776	631	91.23
10.000 - 10.499	333	22,116,166	1.42	10.229	628	94.61
10.500 - 10.999	461	27,719,879	1.78	10.816	616	94.98
11.000 - 11.499	231	12,672,762	0.82	11.171	613	94.54
11.500 - 11.999	133	5,718,398	0.37	11.708	601	91.41
12.000 - 12.499	85	3,122,032	0.20	12.132	621	96.49
12.500 - 12.999	29	1,056,474	0.07	12.743	635	95.75
13.000 - 13.499	5	103,261	0.01	13.083	604	95.63
13.500 - 13.999	1	21,774	0.00	13.500	555	95.00
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	115	18,427,539	1.19	7.443	596	41.68
50.01 - 55.00	68	12,493,477	0.80	7.305	598	52.67
55.01 - 60.00	85	19,698,202	1.27	7.319	576	57.98
60.01 - 65.00	163	39,036,783	2.51	7.454	595	63.29
65.01 - 70.00	181	41,394,811	2.66	7.314	602	68.65
70.01 - 75.00	311	78,640,193	5.06	7.127	607	74.15
75.01 - 80.00	3,084	756,639,486	48.68	6.870	645	79.87
80.01 - 85.00	579	132,413,316	8.52	7.199	607	84.45
85.01 - 90.00	1,250	273,360,648	17.59	7.432	619	89.79
90.01 - 95.00	398	58,426,037	3.76	8.116	627	94.64
95.01 - 100.00	1,797	123,729,959	7.96	9.756	656	99.91
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	238	47,357,549	3.05	8.600	513	71.57
525 - 549	381	69,648,825	4.48	8.263	537	78.11
550 - 574	680	129,999,829	8.36	7.759	561	81.96
575 - 599	969	180,136,868	11.59	7.486	587	81.71
600 - 624	1,464	270,666,694	17.41	7.313	612	82.63
625 - 649	1,609	297,803,247	19.16	7.256	637	83.02
650 - 674	1,165	235,897,474	15.18	7.077	661	83.31
675 - 699	727	149,334,834	9.61	7.035	685	83.57
700 - 724	402	89,244,514	5.74	6.924	710	82.88
725 - 749	225	45,395,980	2.92	6.774	737	82.30
750 - 774	116	26,650,050	1.71	6.818	761	82.86
775 - 799	53	11,401,931	0.73	6.977	784	82.31
800 - 824	2	722,656	0.05	5.822	803	80.00
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	2,015	533,914,071	34.35	7.071	638	80.36
Florida	1,274	205,465,062	13.22	7.543	628	83.05
New York	434	118,768,878	7.64	7.162	640	81.80
Maryland	357	76,708,196	4.94	7.301	626	81.79
New Jersey	277	67,157,881	4.32	7.499	618	81.25
Illinois	371	57,700,160	3.71	7.528	622	84.77
Virginia	195	47,446,315	3.05	7.270	636	82.36
Georgia	331	43,754,847	2.82	7.578	621	84.98
Massachusetts	155	34,791,676	2.24	7.256	645	83.50
Nevada	170	33,369,214	2.15	7.299	630	82.70
Arizona	180	32,639,651	2.10	7.313	622	83.16
Washington	138	24,503,736	1.58	7.291	633	83.35
Texas	253	23,907,945	1.54	7.986	609	85.74
Hawaii	80	23,611,574	1.52	7.012	652	80.57
Connecticut	114	23,042,509	1.48	7.502	626	80.72
Michigan	169	20,966,947	1.35	7.982	614	85.60
Ohio	202	20,896,190	1.34	7.678	621	86.77
Minnesota	110	19,521,545	1.26	7.444	632	84.83
Colorado	132	18,487,403	1.19	7.252	634	83.43
North Carolina	132	14,271,587	0.92	7.701	620	84.03
Pennsylvania	114	13,708,604	0.88	7.883	619	85.00
Oregon	95	13,115,083	0.84	7.454	625	81.93
Missouri	101	10,732,714	0.69	8.234	610	84.88
South Carolina	64	8,192,525	0.53	7.660	617	85.73
Tennessee	72	7,145,145	0.46	8.144	606	86.70

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
District of Columbia	33	7,038,873	0.45	7.797	636	79.41
Wisconsin	55	7,011,455	0.45	8.109	607	87.80
Indiana	60	6,001,282	0.39	7.765	624	85.70
Utah	42	5,278,475	0.34	7.238	627	82.11
Rhode Island	26	5,199,234	0.33	7.268	626	83.61
Delaware	23	3,410,389	0.22	7.820	626	85.32
New Hampshire	20	3,305,911	0.21	6.891	651	79.15
Arkansas	28	3,009,463	0.19	7.855	620	84.99
Louisiana	20	2,339,709	0.15	7.959	595	87.94
Kentucky	29	2,207,570	0.14	7.921	601	85.90
Oklahoma	25	2,029,400	0.13	8.059	615	87.11
Idaho	21	2,016,237	0.13	7.066	622	83.54
New Mexico	22	1,979,545	0.13	7.851	609	85.14
Kansas	21	1,961,509	0.13	7.790	608	85.16
Maine	15	1,862,508	0.12	7.392	631	86.78
Alabama	16	1,512,858	0.10	8.707	604	92.58
Mississippi	12	1,374,995	0.09	7.819	633	90.98
Vermont	7	879,143	0.06	7.558	635	84.16
West Virginia	9	815,030	0.05	7.985	596	84.96
Wyoming	3	533,838	0.03	7.217	640	86.41
Nebraska	7	500,055	0.03	8.910	573	88.62
Iowa	2	173,512	0.01	9.244	563	90.00
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	7,434	1,448,123,114	93.17	7.299	630	82.13
Investment	538	91,243,852	5.87	7.791	646	82.88
Second Home	59	14,893,484	0.96	7.423	646	85.04
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	4,567	825,913,532	53.14	7.133	622	83.09
Stated Documentation	3,226	681,355,745	43.84	7.564	642	81.00
Limited Documentation	180	37,234,079	2.40	7.476	608	85.43
No Documentation	58	9,757,094	0.63	6.907	694	77.79
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	4,579	792,364,417	50.98	7.380	649	84.05
Refinance - Cashout	3,319	736,365,770	47.38	7.278	613	80.30
Refinance - Rate Term	133	25,530,263	1.64	7.220	619	79.58
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	6,411	1,229,708,118	79.12	7.312	628	82.09
2-4 Family	526	134,258,907	8.64	7.315	645	82.13
Condo	611	98,935,854	6.37	7.552	643	82.64
PUD	483	91,357,571	5.88	7.341	636	83.35
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
January 2006	1	143,702	0.01	6.250	641	77.14
February 2006	1	371,250	0.03	6.500	635	75.00
July 2006	1	166,089	0.01	6.625	677	90.00
February 2007	6	1,503,332	0.11	7.100	595	76.74
March 2007	4	1,125,440	0.08	7.177	648	88.80
April 2007	37	10,008,604	0.75	7.385	616	86.20
May 2007	99	23,238,595	1.75	7.176	627	81.80
June 2007	338	75,230,674	5.66	7.223	624	81.57
July 2007	3,274	761,304,897	57.24	7.178	629	81.39
August 2007	1,436	365,353,178	27.47	7.048	627	81.29
September 2007	11	3,538,700	0.27	7.016	590	80.94
May 2008	2	241,461	0.02	7.669	566	76.63
June 2008	12	2,634,640	0.20	7.096	610	81.67
July 2008	191	47,622,408	3.58	6.945	642	79.42
August 2008	88	22,108,588	1.66	6.820	636	79.53
September 2008	1	202,400	0.02	6.990	553	80.00
April 2010	1	95,566	0.01	6.550	646	80.00
June 2010	2	1,036,234	0.08	6.972	698	67.36
July 2010	31	7,984,283	0.60	6.505	666	79.26
August 2010	22	5,832,808	0.44	6.839	643	78.23
September 2010	1	210,000	0.02	5.950	647	74.73
Total:	**5,559**	**1,329,952,848**	**100.00**	**7.125**	**629**	**81.28**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.500 - 2.999	1	616,177	0.05	9.150	557	95.00
3.000 - 3.499	1	175,000	0.01	7.250	688	70.00
3.500 - 3.999	4	2,006,333	0.15	5.938	655	77.13
4.000 - 4.499	34	7,763,787	0.58	5.554	669	76.69
4.500 - 4.999	330	93,711,277	7.05	6.036	660	79.92
5.000 - 5.499	544	151,067,127	11.36	6.318	656	80.09
5.500 - 5.999	1,152	294,633,843	22.15	6.726	639	80.88
6.000 - 6.499	1,133	283,496,662	21.32	7.098	627	81.95
6.500 - 6.999	2,117	440,957,017	33.16	7.891	606	82.12
7.000 - 7.499	175	41,485,402	3.12	7.462	638	79.75
7.500 - 7.999	53	11,631,980	0.87	7.673	624	79.42
8.000 - 8.499	8	1,408,166	0.11	8.698	554	71.74
8.500 - 8.999	3	537,286	0.04	8.492	559	83.41
9.000 - 9.499	2	228,175	0.02	9.500	565	87.21
9.500 - 9.999	2	234,615	0.02	10.295	557	43.04
Total:	**5,559**	**1,329,952,848**	**100.00**	**7.125**	**629**	**81.28**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	2	329,263	0.02	5.426	605	57.81
11.000 - 11.499	38	13,726,050	1.03	5.333	678	78.60
11.500 - 11.999	277	92,118,563	6.93	5.816	670	79.25
12.000 - 12.499	510	145,701,942	10.96	6.230	652	79.81
12.500 - 12.999	1,244	344,849,444	25.93	6.680	643	80.62
13.000 - 13.499	881	211,501,675	15.90	7.099	631	81.83
13.500 - 13.999	1,086	254,357,721	19.13	7.496	619	82.81
14.000 - 14.499	517	105,263,158	7.91	7.926	603	82.97
14.500 - 14.999	466	87,079,329	6.55	8.250	588	81.77
15.000 - 15.499	197	29,209,554	2.20	8.660	579	81.91
15.500 - 15.999	157	22,335,662	1.68	9.134	563	80.54
16.000 - 16.499	73	10,838,396	0.81	9.476	552	82.85
16.500 - 16.999	62	6,707,387	0.50	10.172	540	75.39
17.000 - 17.499	25	3,170,674	0.24	10.677	539	74.81
17.500 - 17.999	16	2,004,841	0.15	11.053	566	76.91
18.000 - 18.499	5	557,561	0.04	11.712	527	70.29
18.500 - 18.999	3	201,628	0.02	12.194	557	59.22
Total:	**5,559**	**1,329,952,848**	**100.00**	**7.125**	**629**	**81.28**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	2	958,818	0.07	6.449	604	81.28
4.000 - 4.499	2	823,200	0.06	6.110	664	80.00
4.500 - 4.999	20	6,916,603	0.52	6.102	655	79.59
5.000 - 5.499	77	22,688,148	1.71	5.516	674	77.85
5.500 - 5.999	419	125,463,883	9.43	5.879	668	79.17
6.000 - 6.499	608	168,905,615	12.70	6.288	651	80.12
6.500 - 6.999	1,354	370,076,997	27.83	6.772	641	80.89
7.000 - 7.499	898	210,408,581	15.82	7.238	627	82.28
7.500 - 7.999	1,011	230,774,495	17.35	7.730	611	83.38
8.000 - 8.499	454	87,610,354	6.59	8.227	592	83.24
8.500 - 8.999	376	59,808,110	4.50	8.702	572	81.67
9.000 - 9.499	156	21,534,109	1.62	9.204	566	81.50
9.500 - 9.999	97	12,498,877	0.94	9.749	547	74.32
10.000 - 10.499	36	4,681,345	0.35	10.236	532	77.19
10.500 - 10.999	31	3,998,287	0.30	10.778	545	70.01
11.000 - 11.499	10	1,579,553	0.12	11.208	541	61.79
11.500 - 11.999	6	977,708	0.07	11.730	536	62.73
12.000 - 12.499	1	183,196	0.01	12.050	549	65.00
12.500 - 12.999	1	64,969	0.00	12.900	616	65.00
Total:	**5,559**	**1,329,952,848**	**100.00**	**7.125**	**629**	**81.28**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2	514,952	0.04	6.430	637	75.60
1.500	32	5,787,429	0.44	7.107	677	81.01
2.000	3,165	786,740,888	59.16	7.151	628	81.75
3.000	2,356	535,820,766	40.29	7.087	629	80.63
4.000	4	1,088,813	0.08	7.607	572	65.00
Total:	**5,559**	**1,329,952,848**	**100.00**	**7.125**	**629**	**81.28**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2,104	471,511,064	35.45	7.092	630	80.53
1.500	3,451	857,352,971	64.46	7.142	628	81.71
2.500	4	1,088,813	0.08	7.607	572	65.00
Total:	**5,559**	**1,329,952,848**	**100.00**	**7.125**	**629**	**81.28**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	10	2,225,180	0.17	7.067	611	75.23
5.500 - 5.999	2	698,599	0.05	6.837	691	82.96
6.000 - 6.499	4,320	1,078,000,110	81.06	7.116	630	81.11
6.500 - 6.999	29	6,165,355	0.46	7.663	592	75.13
7.000 - 7.499	1,193	241,644,669	18.17	7.150	625	82.29
8.000 - 8.499	5	1,218,935	0.09	7.398	581	66.60
Total:	**5,559**	**1,329,952,848**	**100.00**	**7.125**	**629**	**81.28**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,809	298,186,452	19.19	7.628	632	83.35
6	7	1,971,055	0.13	7.425	622	84.61
12	736	177,060,068	11.39	7.339	635	82.13
13	11	2,307,057	0.15	7.579	621	78.37
24	4,369	870,685,936	56.02	7.271	631	82.12
30	3	625,648	0.04	6.758	655	74.66
36	1,094	203,053,051	13.06	7.132	626	80.96
60	2	371,183	0.02	5.997	734	75.61
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL*

Number of Mortgage Loans:	4,540	Index Type:	
Aggregate Principal Balance:	$697,282,390	6 Month LIBOR:	85.51%
Conforming Principal Balance Loans:	$697,282,390	Fixed Rate:	14.49%
Average Principal Balance:	$153,586	W.A. Initial Periodic Cap:	2.408%
Range:	$9,949 - $559,319	W.A. Subsequent Periodic Cap:	1.324%
W.A. Coupon:	7.431%	W.A. Lifetime Rate Cap:	6.208%
Range:	4.600% - 13.250%	Property Type:	
W.A. Gross Margin:	6.242%	Single Family:	78.92%
Range:	3.375% - 9.990%	PUD:	4.80%
W.A. Remaining Term:	354 months	2-4 Family:	9.47%
Range:	58 months - 360 months	Condo:	6.80%
W.A. Seasoning:	2 months		
Latest Maturity Date:	September 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	88.22%
California:	23.69%	Investment:	10.50%
Florida:	13.99%	Second Home:	1.27%
New York:	5.89%	Documentation Status:	
Maryland:	5.74%	Full:	60.10%
New Jersey:	5.21%	Stated:	36.70%
W.A. Original Combined LTV:	80.66%	Limited:	2.60%
Range:	20.21% - 100.00%	None:	0.59%
First Liens:	96.07%	Non-Zero W.A. Prepayment Penalty – Term (months):	25
Second Liens:	3.93%	Loans with Prepay Penalties:	78.90%
Non-Balloon Loans:	97.89%	Interest Only Loans:	22.18%
Non-Zero W.A. FICO Score:	616		

DESCRIPTION OF THE GROUP I COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont Investment & Loan	2,712	425,142,935	60.97	7.453	616	81.34
Novastar Mortgage, Inc.	581	74,760,549	10.72	7.421	615	82.85
Chapel Funding	272	42,092,854	6.04	7.389	618	76.87
Other	975	155,286,051	22.27	7.386	613	78.78
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	4	57,409	0.01	12.137	608	92.27
Fixed - 10 Year	34	470,803	0.07	11.537	609	95.63
Fixed - 15 Year	88	3,358,239	0.48	8.641	636	82.15
Fixed - 20 Year	49	1,401,136	0.20	9.725	633	94.49
Fixed - 30 Year	714	82,943,740	11.90	7.545	632	79.68
Fixed - 30 Year IO	11	1,272,964	0.18	7.577	637	78.22
Balloon - 15/30	281	11,085,001	1.59	10.554	645	98.16
Balloon - 30/40	2	477,614	0.07	6.809	648	76.29
ARM - 6 Month	1	143,702	0.02	6.250	641	77.14
ARM - 2 Year/6 Month	2,446	413,293,140	59.27	7.570	600	80.48
ARM - 2 Year/6 Month IO	675	138,026,570	19.79	6.744	646	81.18
ARM - 2 Year/6 Month 30/40 Balloon	12	2,785,445	0.40	7.391	581	81.53
ARM - 2 Year/6 Month 40/10*	27	5,271,490	0.76	6.950	611	78.75
ARM - 3 Year/6 Month	93	15,939,369	2.29	7.366	603	76.31
ARM - 3 Year/6 Month IO	63	13,097,552	1.88	6.848	641	78.40
ARM - 3 Year/6 Month 30/40 Balloon	2	238,231	0.03	6.341	585	62.84
ARM - 3 Year/6 Month 40/10*	3	608,437	0.09	6.357	634	71.02
ARM - 5 Year/6 Month	21	4,434,578	0.64	6.980	628	78.38
ARM - 5 Year/6 Month IO	13	2,245,103	0.32	6.692	670	78.09
ARM - 5 Year/6 Month 30/40 Balloon	1	131,865	0.02	5.950	603	60.00
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

* For the first ten years, amortizes based on a 40-year term to maturity and thereafter, based on a 20-year term to maturity.

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	626	18,940,547	2.72	10.423	636	97.93
50,000.01 - 100,000.00	860	64,844,415	9.30	8.372	608	84.33
100,000.01 - 150,000.00	976	120,987,460	17.35	7.541	615	80.67
150,000.01 - 200,000.00	785	137,052,682	19.66	7.324	613	78.71
200,000.01 - 250,000.00	517	115,718,022	16.60	7.183	612	79.20
250,000.01 - 300,000.00	373	102,394,402	14.68	7.166	615	79.25
300,000.01 - 350,000.00	303	97,967,592	14.05	6.956	623	81.09
350,000.01 - 400,000.00	67	24,511,079	3.52	7.050	618	79.99
400,000.01 - 450,000.00	21	8,871,336	1.27	7.086	623	80.13
450,000.01 - 500,000.00	7	3,316,027	0.48	6.926	622	79.46
500,000.01 - 550,000.00	4	2,119,509	0.30	7.228	642	83.74
550,000.01 - 600,000.00	1	559,319	0.08	8.500	564	70.00
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	627	18,990,511	2.72	10.425	636	97.88
50,000.01 - 100,000.00	860	64,894,396	9.31	8.370	608	84.35
100,000.01 - 150,000.00	975	120,887,515	17.34	7.540	615	80.66
150,000.01 - 200,000.00	785	137,052,682	19.66	7.324	613	78.71
200,000.01 - 250,000.00	517	115,718,022	16.60	7.183	612	79.20
250,000.01 - 300,000.00	374	102,694,303	14.73	7.162	615	79.30
300,000.01 - 350,000.00	303	98,017,577	14.06	6.958	623	81.06
350,000.01 - 400,000.00	66	24,161,193	3.47	7.057	617	79.91
400,000.01 - 450,000.00	22	9,321,280	1.34	7.067	624	80.36
450,000.01 - 500,000.00	6	2,866,083	0.41	6.962	619	78.59
500,000.01 - 550,000.00	4	2,119,509	0.30	7.228	642	83.74
550,000.01 - 600,000.00	1	559,319	0.08	8.500	564	70.00
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	4	57,409	0.01	12.137	608	92.27
61 - 120	34	470,803	0.07	11.537	609	95.63
121 - 180	369	14,443,240	2.07	10.109	643	94.43
181 - 240	49	1,401,136	0.20	9.725	633	94.49
301 - 360	4,084	680,909,801	97.65	7.366	615	80.33
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate						
Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	2	487,565	0.07	4.744	638	66.85
5.000 - 5.499	33	7,498,864	1.08	5.286	653	74.09
5.500 - 5.999	220	48,258,230	6.92	5.819	654	75.26
6.000 - 6.499	360	72,996,526	10.47	6.253	647	78.07
6.500 - 6.999	848	172,194,618	24.70	6.765	630	79.71
7.000 - 7.499	580	103,552,259	14.85	7.244	616	81.90
7.500 - 7.999	721	121,086,604	17.37	7.741	600	81.95
8.000 - 8.499	374	56,899,600	8.16	8.236	590	81.73
8.500 - 8.999	426	52,943,425	7.59	8.732	581	82.27
9.000 - 9.499	187	18,040,450	2.59	9.200	574	80.66
9.500 - 9.999	219	16,189,839	2.32	9.754	585	82.77
10.000 - 10.499	138	7,782,149	1.12	10.231	597	90.73
10.500 - 10.999	209	10,170,130	1.46	10.810	591	87.83
11.000 - 11.499	109	5,037,935	0.72	11.171	595	87.04
11.500 - 11.999	68	2,793,210	0.40	11.701	583	83.89
12.000 - 12.499	30	925,886	0.13	12.144	613	91.32
12.500 - 12.999	13	365,418	0.05	12.683	604	90.17
13.000 - 13.499	3	59,679	0.01	13.052	591	97.91
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	105	16,690,663	2.39	7.502	590	41.73
50.01 - 55.00	59	10,068,891	1.44	7.406	590	52.65
55.01 - 60.00	75	14,707,160	2.11	7.392	578	57.89
60.01 - 65.00	140	27,918,148	4.00	7.669	584	63.39
65.01 - 70.00	152	31,405,860	4.50	7.366	599	68.71
70.01 - 75.00	232	44,986,682	6.45	7.261	598	74.02
75.01 - 80.00	1,523	265,512,520	38.08	7.046	629	79.80
80.01 - 85.00	446	78,909,664	11.32	7.346	599	84.48
85.01 - 90.00	875	147,141,812	21.10	7.551	616	89.75
90.01 - 95.00	225	26,151,031	3.75	8.174	614	94.65
95.01 - 100.00	708	33,789,958	4.85	9.639	645	99.91
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	190	32,688,008	4.69	8.666	512	70.38
525 - 549	324	53,592,241	7.69	8.318	536	77.28
550 - 574	495	78,466,748	11.25	7.853	562	80.45
575 - 599	673	102,437,879	14.69	7.494	588	80.67
600 - 624	887	131,618,932	18.88	7.296	612	81.15
625 - 649	856	124,020,249	17.79	7.212	637	81.94
650 - 674	499	77,776,031	11.15	7.050	660	82.83
675 - 699	297	47,006,627	6.74	6.955	685	82.56
700 - 724	146	22,073,165	3.17	6.801	711	82.06
725 - 749	111	17,872,801	2.56	6.808	738	81.60
750 - 774	41	6,396,440	0.92	6.538	764	80.65
775 - 799	21	3,333,269	0.48	7.512	785	82.78
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	750	165,189,608	23.69	7.097	611	75.60
Florida	695	97,550,182	13.99	7.581	615	81.86
New York	189	41,068,626	5.89	7.213	619	77.08
Maryland	229	40,002,481	5.74	7.370	618	79.92
New Jersey	175	36,340,557	5.21	7.522	607	78.78
Illinois	266	35,619,172	5.11	7.521	614	84.13
Georgia	259	30,294,922	4.34	7.657	619	85.28
Arizona	112	18,330,807	2.63	7.231	615	81.75
Virginia	89	15,937,868	2.29	7.567	609	81.18
Ohio	160	15,801,459	2.27	7.668	616	87.24
Massachusetts	78	15,033,943	2.16	7.341	644	83.56
Nevada	87	14,503,956	2.08	7.198	625	81.71
Washington	92	14,467,821	2.07	7.351	627	82.15
Michigan	140	14,123,919	2.03	8.033	613	85.49
Colorado	111	13,837,600	1.98	7.278	635	83.49
Minnesota	85	12,497,911	1.79	7.338	623	83.88
Hawaii	49	12,495,741	1.79	6.956	645	77.96
Texas	151	12,404,522	1.78	8.102	601	86.27
Connecticut	74	11,521,110	1.65	7.663	615	82.00
Oregon	67	8,770,771	1.26	7.379	622	81.88
North Carolina	88	8,303,352	1.19	7.959	602	84.15
Pennsylvania	75	7,532,651	1.08	7.968	612	85.46
Missouri	75	7,376,389	1.06	8.338	602	85.26
Wisconsin	45	4,839,565	0.69	8.147	603	87.68
Indiana	51	4,383,682	0.63	7.795	626	87.61

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Tennessee	46	4,272,930	0.61	8.164	592	85.40
District of Columbia	22	4,232,244	0.61	7.971	616	75.04
South Carolina	36	4,112,298	0.59	7.586	621	84.56
Rhode Island	17	3,516,013	0.50	7.243	613	83.36
Delaware	19	2,796,993	0.40	7.734	626	84.49
New Hampshire	17	2,649,032	0.38	6.955	642	78.56
Utah	26	2,601,004	0.37	7.550	636	83.08
Kentucky	24	1,803,432	0.26	8.057	598	86.33
Kansas	19	1,785,394	0.26	7.824	609	85.36
Arkansas	14	1,504,798	0.22	7.979	621	85.51
Oklahoma	17	1,327,284	0.19	7.824	620	88.38
Idaho	12	1,173,363	0.17	7.313	608	82.93
Maine	9	1,120,936	0.16	7.044	636	88.62
New Mexico	12	1,059,691	0.15	7.966	606	85.97
Louisiana	12	983,516	0.14	8.497	568	88.25
Alabama	12	863,267	0.12	8.848	575	89.84
Vermont	6	797,184	0.11	7.030	633	82.53
Mississippi	8	711,397	0.10	8.213	606	86.84
West Virginia	8	535,597	0.08	8.185	580	82.33
Wyoming	3	533,838	0.08	7.217	640	86.41
Nebraska	7	500,055	0.07	8.910	573	88.62
Iowa	2	173,512	0.02	9.244	563	90.00
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	3,999	615,153,812	88.22	7.375	613	80.44
Investment	493	73,248,098	10.50	7.893	638	82.33
Second Home	48	8,880,480	1.27	7.475	626	82.56
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	2,923	419,096,508	60.10	7.275	612	82.11
Stated Documentation	1,488	255,934,572	36.70	7.699	621	78.16
Limited Documentation	103	18,126,520	2.60	7.523	603	84.70
No Documentation	26	4,124,789	0.59	6.301	679	71.54
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Refinance - Cashout	2,655	471,078,895	67.56	7.373	607	79.07
Purchase	1,774	208,571,483	29.91	7.570	636	84.41
Refinance - Rate Term	111	17,632,012	2.53	7.326	608	78.93
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	3,689	550,322,247	78.92	7.425	613	80.66
2-4 Family	298	66,010,297	9.47	7.441	623	79.46
Condo	342	47,449,871	6.80	7.588	629	81.26
PUD	211	33,499,975	4.80	7.282	618	82.26
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
January 2006	1	143,702	0.02	6.250	641	77.14
February 2007	5	959,332	0.16	7.242	601	74.89
March 2007	4	1,125,440	0.19	7.177	648	88.80
April 2007	26	3,835,372	0.64	7.656	600	85.11
May 2007	65	10,476,597	1.76	7.362	611	80.38
June 2007	223	36,293,755	6.09	7.453	608	80.85
July 2007	2,003	350,290,089	58.75	7.416	612	80.46
August 2007	831	155,766,710	26.13	7.208	612	80.94
September 2007	3	629,350	0.11	7.225	556	69.73
May 2008	2	241,461	0.04	7.669	566	76.63
June 2008	8	1,308,188	0.22	7.159	604	72.21
July 2008	100	17,942,436	3.01	7.043	624	77.24
August 2008	50	10,189,104	1.71	7.211	617	77.18
September 2008	1	202,400	0.03	6.990	553	80.00
April 2010	1	95,566	0.02	6.550	646	80.00
June 2010	1	288,000	0.05	6.250	689	80.00
July 2010	19	3,439,179	0.58	6.931	642	77.53
August 2010	13	2,778,802	0.47	6.928	636	78.37
September 2010	1	210,000	0.04	5.950	647	74.73
Total:	**3,357**	**596,215,483**	**100.00**	**7.341**	**612**	**80.43**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.000 - 3.499	1	175,000	0.03	7.250	688	70.00
3.500 - 3.999	1	222,515	0.04	5.550	672	67.17
4.000 - 4.499	20	3,428,059	0.57	5.510	682	74.46
4.500 - 4.999	153	32,570,441	5.46	6.176	641	78.63
5.000 - 5.499	265	55,483,984	9.31	6.417	645	79.01
5.500 - 5.999	630	120,380,340	20.19	6.753	629	80.49
6.000 - 6.499	678	121,526,587	20.38	7.190	613	81.09
6.500 - 6.999	1,466	237,816,071	39.89	8.053	593	80.95
7.000 - 7.499	100	17,526,352	2.94	7.865	602	79.20
7.500 - 7.999	29	4,940,292	0.83	8.026	598	78.90
8.000 - 8.499	7	1,145,766	0.19	8.703	534	69.84
8.500 - 8.999	3	537,286	0.09	8.492	559	83.41
9.000 - 9.499	2	228,175	0.04	9.500	565	87.21
9.500 - 9.999	2	234,615	0.04	10.295	557	43.04
Total:	**3,357**	**596,215,483**	**100.00**	**7.341**	**612**	**80.43**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	2	329,263	0.06	5.426	605	57.81
11.000 - 11.499	15	3,598,728	0.60	5.271	669	78.28
11.500 - 11.999	111	25,533,844	4.28	5.798	651	78.03
12.000 - 12.499	259	52,439,302	8.80	6.189	647	78.42
12.500 - 12.999	662	136,538,773	22.90	6.674	632	79.79
13.000 - 13.499	500	91,511,500	15.35	7.118	619	81.57
13.500 - 13.999	670	118,431,973	19.86	7.515	606	81.92
14.000 - 14.499	345	57,945,194	9.72	7.945	595	81.67
14.500 - 14.999	355	54,471,093	9.14	8.354	582	80.39
15.000 - 15.499	161	20,962,153	3.52	8.698	573	80.72
15.500 - 15.999	130	17,120,985	2.87	9.167	563	80.01
16.000 - 16.499	54	6,248,678	1.05	9.473	549	81.01
16.500 - 16.999	54	6,089,191	1.02	10.197	540	74.13
17.000 - 17.499	18	2,625,886	0.44	10.746	540	72.17
17.500 - 17.999	15	1,752,737	0.29	11.098	557	73.58
18.000 - 18.499	3	414,556	0.07	11.843	528	63.49
18.500 - 18.999	3	201,628	0.03	12.194	557	59.22
Total:	**3,357**	**596,215,483**	**100.00**	**7.341**	**612**	**80.43**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	9	1,880,753	0.32	5.622	657	76.86
5.000 - 5.499	45	9,268,303	1.55	5.572	662	76.55
5.500 - 5.999	192	41,144,034	6.90	5.935	653	77.49
6.000 - 6.499	295	59,912,753	10.05	6.265	645	79.04
6.500 - 6.999	726	148,256,850	24.87	6.773	629	80.36
7.000 - 7.499	531	95,796,559	16.07	7.244	615	82.05
7.500 - 7.999	645	109,882,741	18.43	7.740	598	82.27
8.000 - 8.499	327	51,555,301	8.65	8.238	586	81.72
8.500 - 8.999	307	43,788,937	7.34	8.722	571	81.04
9.000 - 9.499	125	14,952,491	2.51	9.194	562	78.46
9.500 - 9.999	85	10,377,320	1.74	9.743	550	74.39
10.000 - 10.499	25	3,094,519	0.52	10.227	532	79.71
10.500 - 10.999	29	3,642,500	0.61	10.781	540	67.65
11.000 - 11.499	8	1,436,549	0.24	11.196	543	58.98
11.500 - 11.999	6	977,708	0.16	11.730	536	62.73
12.000 - 12.499	1	183,196	0.03	12.050	549	65.00
12.500 - 12.999	1	64,969	0.01	12.900	616	65.00
Total:	**3,357**	**596,215,483**	**100.00**	**7.341**	**612**	**80.43**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	1	143,702	0.02	6.250	641	77.14
1.500	21	3,451,013	0.58	7.279	675	80.94
2.000	1,938	348,053,944	58.38	7.396	613	81.05
3.000	1,394	243,877,354	40.90	7.263	611	79.61
4.000	3	689,471	0.12	7.959	580	56.31
Total:	**3,357**	**596,215,483**	**100.00**	**7.341**	**612**	**80.43**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	1,220	211,172,312	35.42	7.280	611	79.57
1.500	2,134	384,353,700	64.47	7.374	613	80.95
2.500	3	689,471	0.12	7.959	580	56.31
Total:	**3,357**	**596,215,483**	**100.00**	**7.341**	**612**	**80.43**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	6	869,868	0.15	7.365	574	77.62
5.500 - 5.999	1	174,600	0.03	7.400	611	90.00
6.000 - 6.499	2,572	469,521,498	78.75	7.343	613	80.14
6.500 - 6.999	20	3,298,993	0.55	8.153	580	74.22
7.000 - 7.499	755	121,661,053	20.41	7.309	613	81.87
8.000 - 8.499	3	689,471	0.12	7.959	580	56.31
Total:	**3,357**	**596,215,483**	**100.00**	**7.341**	**612**	**80.43**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,079	147,134,512	21.10	7.651	622	82.02
6	4	783,466	0.11	7.710	617	85.06
12	372	62,816,023	9.01	7.422	617	80.09
13	6	867,128	0.12	7.582	619	70.89
24	2,362	375,200,232	53.81	7.414	613	80.69
30	3	625,648	0.09	6.758	655	74.66
36	714	109,855,380	15.75	7.201	615	79.18
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL*

Number of Mortgage Loans:	3,491	Index Type:	
Aggregate Principal Balance:	$856,978,061	6 Month LIBOR:	85.62%
Conforming Principal Balance Loans:	$316,751,550	Fixed Rate:	14.38%
Average Principal Balance:	$245,482	W.A. Initial Periodic Cap:	2.397%
Range:	$9,795 - $1,000,000	W.A. Subsequent Periodic Cap	1.323%
W.A. Coupon:	7.246%	W.A. Lifetime Rate Cap	6.165%
Range:	4.800% - 13.500%	Property Type	
W.A. Gross Margin:	6.047%	Single Family:	79.28%
Range:	2.550% - 8.175%	PUD:	6.75%
W.A. Remaining Term:	350 months	2-4 Family:	7.96%
Range:	58 months - 360 months	Condo:	6.01%
W.A. Seasoning:	2 months		
Latest Maturity Date:	September 1 ,2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	97.20%
California:	43.03%	Investment:	2.10%
Florida:	12.59%	Second Home:	0.70%
New York	9.07%	Documentation Status:	
Maryland:	4.28%	Stated:	49.64%
Virginia:	3.68%	Full:	47.47%
W.A. Original Combined LTV:	83.45%	Limited:	2.23%
Range:	20.00% - 100.00%	None:	0.66%
First Liens:	90.75%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	9.25%	Loans with Prepay Penalties:	82.37%
Non-Balloon Loans:	95.27%	Interest Only Loans	38.37%
Non-Zero W.A. FICO Score:	644		

DESCRIPTION OF THE GROUP II COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont Investment and Loan	1,941	527,120,611	61.51	7.200	641	83.52
Novastar Mortgage, Inc.	432	75,045,805	8.76	7.330	639	84.82
Chapel Funding	295	68,690,416	8.02	7.271	667	82.71
Other	823	186,121,229	21.72	7.333	644	82.97
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	1	24,319	0.00	11.250	682	94.59
Fixed - 10 Year	27	774,813	0.09	10.600	641	93.88
Fixed - 15 Year	73	3,159,429	0.37	9.880	634	88.74
Fixed - 20 Year	17	1,030,101	0.12	9.190	660	87.64
Fixed - 30 Year	649	82,560,260	9.63	8.424	654	89.60
Fixed - 30 Year IO	11	1,580,417	0.18	8.559	668	91.65
Balloon - 15/30	510	33,659,723	3.93	10.384	660	99.58
Balloon - 30/40	1	451,635	0.05	6.800	633	80.00
ARM - 6 Month IO	1	371,250	0.04	6.500	635	75.00
ARM - 2 Year/6 Month	1,184	372,500,554	43.47	7.240	625	82.71
ARM - 2 Year/6 Month IO	827	297,241,600	34.68	6.630	661	81.30
ARM - 2 Year/6 Month 30/40 Balloon	14	4,693,113	0.55	6.996	596	79.75
ARM - 2 Year/6 Month 40/10*	21	7,657,596	0.89	6.609	672	81.12
ARM - 3 Year/6 Month	44	13,202,097	1.54	7.037	622	80.18
ARM - 3 Year/6 Month IO	81	27,077,644	3.16	6.662	669	81.99
ARM - 3 Year/6 Month 30/40 Balloon	6	1,702,697	0.20	6.759	606	79.12
ARM - 3 Year/6 Month 40/10*	2	943,470	0.11	6.550	650	80.00
ARM - 5 Year/6 Month	16	5,825,745	0.68	6.612	669	77.37
ARM - 5 Year/6 Month IO	6	2,521,599	0.29	6.206	684	79.62
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

* For the first ten years, amortizes based on a 40-year term to maturity and thereafter, based on a 20-year term to maturity.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	392	12,798,330	1.49	10.616	642	99.01
50,000.01 - 100,000.00	694	51,375,952	6.00	9.725	655	96.14
100,000.01 - 150,000.00	371	45,217,294	5.28	8.616	646	89.92
150,000.01 - 200,000.00	277	48,551,567	5.67	7.400	640	82.74
200,000.01 - 250,000.00	250	56,071,708	6.54	7.042	642	81.66
250,000.01 - 300,000.00	253	69,429,618	8.10	6.944	652	81.15
300,000.01 - 350,000.00	160	51,389,212	6.00	6.877	654	82.33
350,000.01 - 400,000.00	330	123,931,330	14.46	6.877	637	80.57
400,000.01 - 450,000.00	239	101,473,044	11.84	6.933	641	82.36
450,000.01 - 500,000.00	188	89,501,453	10.44	6.846	644	82.64
500,000.01 - 550,000.00	96	50,171,896	5.85	7.023	640	83.89
550,000.01 - 600,000.00	96	55,337,695	6.46	6.801	640	81.82
600,000.01 - 650,000.00	42	26,232,510	3.06	6.873	643	83.31
650,000.01 - 700,000.00	39	26,398,924	3.08	6.987	645	83.00
700,000.01 - 750,000.00	48	35,206,548	4.11	6.917	643	80.86
750,000.01 - 800,000.00	4	3,133,111	0.37	6.344	621	78.70
800,000.01 - 850,000.00	6	5,066,726	0.59	6.494	670	83.62
850,000.01 - 900,000.00	1	880,000	0.10	6.600	648	80.00
900,000.01 - 950,000.00	2	1,835,871	0.21	6.239	630	77.50
950,000.01 - 1,000,000.00	3	2,975,273	0.35	6.406	623	67.11
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	392	12,798,330	1.49	10.616	642	99.01
50,000.01 - 100,000.00	694	51,375,952	6.00	9.725	655	96.14
100,000.01 - 150,000.00	371	45,217,294	5.28	8.616	646	89.92
150,000.01 - 200,000.00	277	48,551,567	5.67	7.400	640	82.74
200,000.01 - 250,000.00	250	56,071,708	6.54	7.042	642	81.66
250,000.01 - 300,000.00	254	69,729,561	8.14	6.942	652	81.19
300,000.01 - 350,000.00	161	51,787,888	6.04	6.876	653	82.26
350,000.01 - 400,000.00	330	124,011,139	14.47	6.878	638	80.58
400,000.01 - 450,000.00	238	101,073,204	11.79	6.933	641	82.33
450,000.01 - 500,000.00	187	89,122,865	10.40	6.848	644	82.68
500,000.01 - 550,000.00	96	50,171,896	5.85	7.023	640	83.89
550,000.01 - 600,000.00	96	55,337,695	6.46	6.801	640	81.82
600,000.01 - 650,000.00	43	26,881,384	3.14	6.858	643	83.23
650,000.01 - 700,000.00	38	25,750,050	3.00	7.005	644	83.08
700,000.01 - 750,000.00	48	35,206,548	4.11	6.917	643	80.86
750,000.01 - 800,000.00	4	3,133,111	0.37	6.344	621	78.70
800,000.01 - 850,000.00	6	5,066,726	0.59	6.494	670	83.62
850,000.01 - 900,000.00	1	880,000	0.10	6.600	648	80.00
900,000.01 - 950,000.00	2	1,835,871	0.21	6.239	630	77.50
950,000.01 - 1,000,000.00	3	2,975,273	0.35	6.406	623	67.11
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	1	24,319	0.00	11.250	682	94.59
61 - 120	27	774,813	0.09	10.600	641	93.88
121 - 180	583	36,819,152	4.30	10.341	658	98.65
181 - 240	17	1,030,101	0.12	9.190	660	87.64
301 - 360	2,863	818,329,677	95.49	7.101	643	82.75
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	2	373,836	0.04	4.886	652	68.17
5.000 - 5.499	28	12,264,459	1.43	5.345	682	77.68
5.500 - 5.999	241	90,086,001	10.51	5.819	674	79.38
6.000 - 6.499	326	114,852,862	13.40	6.263	654	80.41
6.500 - 6.999	679	242,171,685	28.26	6.767	650	81.28
7.000 - 7.499	397	123,432,106	14.40	7.228	639	82.19
7.500 - 7.999	396	127,693,491	14.90	7.725	623	84.48
8.000 - 8.499	149	40,383,400	4.71	8.212	603	85.68
8.500 - 8.999	176	25,013,210	2.92	8.729	619	89.09
9.000 - 9.499	102	12,271,455	1.43	9.215	626	93.15
9.500 - 9.999	287	23,039,219	2.69	9.792	664	97.17
10.000 - 10.499	195	14,334,016	1.67	10.228	645	96.71
10.500 - 10.999	252	17,549,748	2.05	10.820	630	99.12
11.000 - 11.499	122	7,634,827	0.89	11.171	624	99.48
11.500 - 11.999	65	2,925,187	0.34	11.713	619	98.59
12.000 - 12.499	55	2,196,147	0.26	12.126	624	98.66
12.500 - 12.999	16	691,056	0.08	12.775	651	98.70
13.000 - 13.499	2	43,582	0.01	13.125	621	92.51
13.500 - 13.999	1	21,774	0.00	13.500	555	95.00
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	10	1,736,876	0.20	6.879	653	41.22
50.01 - 55.00	9	2,424,586	0.28	6.883	629	52.76
55.01 - 60.00	10	4,991,041	0.58	7.106	570	58.22
60.01 - 65.00	23	11,118,634	1.30	6.913	622	63.06
65.01 - 70.00	29	9,988,951	1.17	7.149	611	68.46
70.01 - 75.00	79	33,653,511	3.93	6.949	618	74.33
75.01 - 80.00	1,561	491,126,966	57.31	6.775	653	79.90
80.01 - 85.00	133	53,503,652	6.24	6.981	618	84.40
85.01 - 90.00	375	126,218,836	14.73	7.294	622	89.84
90.01 - 95.00	173	32,275,006	3.77	8.069	638	94.62
95.01 - 100.00	1,089	89,940,002	10.50	9.799	660	99.91
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	48	14,669,540	1.71	8.454	515	74.22
525 - 549	57	16,056,584	1.87	8.081	538	80.88
550 - 574	185	51,533,081	6.01	7.617	561	84.26
575 - 599	296	77,698,990	9.07	7.474	587	83.08
600 - 624	577	139,047,761	16.23	7.329	612	84.03
625 - 649	753	173,782,998	20.28	7.287	637	83.79
650 - 674	666	158,121,442	18.45	7.090	662	83.54
675 - 699	430	102,328,207	11.94	7.072	685	84.04
700 - 724	256	67,171,349	7.84	6.965	710	83.14
725 - 749	114	27,523,179	3.21	6.752	736	82.76
750 - 774	75	20,253,611	2.36	6.906	760	83.56
775 - 799	32	8,068,663	0.94	6.756	783	82.11
800 - 824	2	722,656	0.08	5.822	803	80.00
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,265	368,724,464	43.03	7.059	650	82.49
Florida	579	107,914,881	12.59	7.509	639	84.13
New York	245	77,700,252	9.07	7.136	650	84.30
Maryland	128	36,705,714	4.28	7.226	635	83.82
Virginia	106	31,508,447	3.68	7.119	650	82.95
New Jersey	102	30,817,325	3.60	7.473	631	84.17
Illinois	105	22,080,988	2.58	7.540	634	85.82
Massachusetts	77	19,757,732	2.31	7.191	646	83.46
Nevada	83	18,865,258	2.20	7.377	634	83.46
Arizona	68	14,308,845	1.67	7.417	632	84.97
Georgia	72	13,459,925	1.57	7.399	627	84.30
Connecticut	40	11,521,400	1.34	7.340	637	79.43
Texas	102	11,503,423	1.34	7.861	619	85.18
Hawaii	31	11,115,834	1.30	7.075	659	83.50
Washington	46	10,035,915	1.17	7.204	642	85.08
Minnesota	25	7,023,634	0.82	7.633	648	86.51
Michigan	29	6,843,028	0.80	7.877	617	85.84
Pennsylvania	39	6,175,953	0.72	7.780	629	84.44
North Carolina	44	5,968,235	0.70	7.341	645	83.86
Ohio	42	5,094,731	0.59	7.706	636	85.34
Colorado	21	4,649,802	0.54	7.173	633	83.27
Oregon	28	4,344,312	0.51	7.606	632	82.02
South Carolina	28	4,080,227	0.48	7.735	613	86.91
Missouri	26	3,356,325	0.39	8.003	629	84.03
Tennessee	26	2,872,214	0.34	8.113	628	88.63

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
District of Columbia	11	2,806,629	0.33	7.533	666	86.00
Utah	16	2,677,471	0.31	6.934	618	81.16
Wisconsin	10	2,171,890	0.25	8.024	615	88.07
Rhode Island	9	1,683,221	0.20	7.320	654	84.13
Indiana	9	1,617,600	0.19	7.684	619	80.50
Arkansas	14	1,504,665	0.18	7.731	619	84.46
Louisiana	8	1,356,193	0.16	7.570	614	87.72
New Mexico	10	919,854	0.11	7.719	612	84.19
Idaho	9	842,874	0.10	6.723	641	84.40
Maine	6	741,572	0.09	7.918	623	84.00
Oklahoma	8	702,117	0.08	8.502	606	84.70
Mississippi	4	663,599	0.08	7.397	662	95.43
New Hampshire	3	656,879	0.08	6.632	689	81.52
Alabama	4	649,591	0.08	8.520	642	96.22
Delaware	4	613,397	0.07	8.211	624	89.13
Kentucky	5	404,139	0.05	7.317	616	83.96
West Virginia	1	279,433	0.03	7.600	626	90.00
Kansas	2	176,115	0.02	7.441	591	83.09
Vermont	1	81,960	0.01	12.700	653	100.00
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	3,435	832,969,302	97.20	7.242	643	83.38
Investment	45	17,995,755	2.10	7.373	679	85.14
Second Home	11	6,013,004	0.70	7.346	676	88.70
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Stated Documentation	1,738	425,421,173	49.64	7.483	655	82.71
Full Documentation	1,644	406,817,024	47.47	6.988	633	84.11
Limited Documentation	77	19,107,559	2.23	7.430	612	86.13
No Documentation	32	5,632,305	0.66	7.352	706	82.37
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	2,805	583,792,934	68.12	7.312	653	83.92
Refinance - Cashout	664	265,286,875	30.96	7.108	623	82.48
Refinance - Rate Term	22	7,898,251	0.92	6.983	644	81.03
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	2,722	679,385,872	79.28	7.219	640	83.24
2-4 Family	228	68,248,610	7.96	7.192	666	84.71
PUD	272	57,857,597	6.75	7.375	646	83.98
Condo	269	51,485,983	6.01	7.520	657	83.92
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
February 2006	1	371,250	0.05	6.500	635	75.00
July 2006	1	166,089	0.02	6.625	677	90.00
February 2007	1	544,000	0.07	6.850	583	80.00
April 2007	11	6,173,232	0.84	7.217	625	86.88
May 2007	34	12,761,998	1.74	7.023	640	82.96
June 2007	115	38,936,919	5.31	7.008	639	82.23
July 2007	1,271	411,014,808	56.02	6.975	643	82.19
August 2007	605	209,586,468	28.56	6.929	638	81.56
September 2007	8	2,909,350	0.40	6.971	598	83.36
June 2008	4	1,326,451	0.18	7.033	615	91.00
July 2008	91	29,679,972	4.05	6.885	653	80.74
August 2008	38	11,919,484	1.62	6.486	653	81.53
June 2010	1	748,234	0.10	7.250	701	62.50
July 2010	12	4,545,104	0.62	6.183	685	80.58
August 2010	9	3,054,006	0.42	6.758	650	78.09
Total:	**2,202**	**733,737,366**	**100.00**	**6.949**	**642**	**81.96**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.500 - 2.999	1	616,177	0.08	9.150	557	95.00
3.500 - 3.999	3	1,783,818	0.24	5.987	652	78.38
4.000 - 4.499	14	4,335,728	0.59	5.589	658	78.45
4.500 - 4.999	177	61,140,836	8.33	5.961	670	80.60
5.000 - 5.499	279	95,583,143	13.03	6.260	663	80.71
5.500 - 5.999	522	174,253,503	23.75	6.707	647	81.15
6.000 - 6.499	455	161,970,075	22.07	7.029	637	82.60
6.500 - 6.999	651	203,140,946	27.69	7.702	621	83.50
7.000 - 7.499	75	23,959,050	3.27	7.167	664	80.14
7.500 - 7.999	24	6,691,688	0.91	7.413	643	79.81
8.000 - 8.499	1	262,400	0.04	8.675	641	80.00
Total:	**2,202**	**733,737,366**	**100.00**	**6.949**	**642**	**81.96**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
11.000 - 11.499	23	10,127,322	1.38	5.355	682	78.71
11.500 - 11.999	166	66,584,719	9.07	5.823	677	79.72
12.000 - 12.499	251	93,262,640	12.71	6.253	654	80.59
12.500 - 12.999	582	208,310,671	28.39	6.684	651	81.17
13.000 - 13.499	381	119,990,175	16.35	7.085	640	82.03
13.500 - 13.999	416	135,925,748	18.53	7.479	631	83.59
14.000 - 14.499	172	47,317,964	6.45	7.902	612	84.56
14.500 - 14.999	111	32,608,236	4.44	8.077	598	84.09
15.000 - 15.499	36	8,247,401	1.12	8.563	592	84.93
15.500 - 15.999	27	5,214,677	0.71	9.024	560	82.31
16.000 - 16.499	19	4,589,719	0.63	9.479	556	85.35
16.500 - 16.999	8	618,197	0.08	9.919	544	87.80
17.000 - 17.499	7	544,788	0.07	10.344	539	87.55
17.500 - 17.999	1	252,105	0.03	10.740	633	100.00
18.000 - 18.499	2	143,005	0.02	11.331	523	90.00
Total:	**2,202**	**733,737,366**	**100.00**	**6.949**	**642**	**81.96**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	2	958,818	0.13	6.449	604	81.28
4.000 - 4.499	2	823,200	0.11	6.110	664	80.00
4.500 - 4.999	11	5,035,850	0.69	6.281	655	80.61
5.000 - 5.499	32	13,419,845	1.83	5.477	683	78.74
5.500 - 5.999	227	84,319,849	11.49	5.852	675	79.98
6.000 - 6.499	313	108,992,862	14.85	6.300	655	80.72
6.500 - 6.999	628	221,820,147	30.23	6.771	649	81.24
7.000 - 7.499	367	114,612,022	15.62	7.233	637	82.47
7.500 - 7.999	366	120,891,753	16.48	7.722	623	84.39
8.000 - 8.499	127	36,055,053	4.91	8.212	600	85.41
8.500 - 8.999	69	16,019,173	2.18	8.649	575	83.39
9.000 - 9.499	31	6,581,618	0.90	9.224	575	88.40
9.500 - 9.999	12	2,121,557	0.29	9.780	529	73.97
10.000 - 10.499	11	1,586,826	0.22	10.253	532	72.28
10.500 - 10.999	2	355,787	0.05	10.757	602	94.17
11.000 - 11.499	2	143,005	0.02	11.331	523	90.00
Total:	**2,202**	**733,737,366**	**100.00**	**6.949**	**642**	**81.96**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	1	371,250	0.05	6.500	635	75.00
1.500	11	2,336,417	0.32	6.852	679	81.10
2.000	1,227	438,686,945	59.79	6.956	640	82.30
3.000	962	291,943,412	39.79	6.940	645	81.48
4.000	1	399,342	0.05	6.999	558	80.00
Total:	**2,202**	**733,737,366**	**100.00**	**6.949**	**642**	**81.96**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	884	260,338,752	35.48	6.940	646	81.31
1.500	1,317	472,999,271	64.46	6.954	640	82.33
2.500	1	399,342	0.05	6.999	558	80.00
Total:	**2,202**	**733,737,366**	**100.00**	**6.949**	**642**	**81.96**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	4	1,355,313	0.18	6.875	635	73.70
5.500 - 5.999	1	523,999	0.07	6.650	718	80.62
6.000 - 6.499	1,748	608,478,612	82.93	6.941	643	81.86
6.500 - 6.999	9	2,866,361	0.39	7.099	606	76.17
7.000 - 7.499	438	119,983,616	16.35	6.989	637	82.72
8.000 - 8.499	2	529,464	0.07	6.667	581	80.00
Total:	**2,202**	**733,737,366**	**100.00**	**6.949**	**642**	**81.96**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	730	151,051,940	17.63	7.606	643	84.65
6	3	1,187,589	0.14	7.237	626	84.32
12	364	114,244,045	13.33	7.293	645	83.25
13	5	1,439,929	0.17	7.577	621	82.88
24	2,007	495,485,704	57.82	7.162	644	83.21
36	380	93,197,671	10.88	7.050	640	83.04
60	2	371,183	0.04	5.997	734	75.61
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
Gary Huang	212-250-7943

ABS Banking

Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865
Rika Yano	212-250-6997

ABS Structuring

Bill Yeung	212-250-6893
Chris Sudol	212-250-0507

ABS Collateral

Steve Lumer	212-250-0115
Andrew McDermott	212-250-3978

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$1,501,415,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-HE6

Ace Securities Corp
(Depositor)

Deutsche Bank 

September 14, 2005

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). The information contained herein is preliminary as of the date hereof and will be supplemented by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and Deutsche Bank Securities Inc. ("DBSI") is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED September 14, 2005
Ace Securities Corp.
Home Equity Loan Trust, Series 2005-HE6
$1,501,415,000 *(Approximate)*
Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M / F
Offered Certificates:					0			
A-1	531,329,000	Float	2.19	1 - 80	0	ACT/360	October 2035	AAA / Aaa / AAA
A-2A	322,838,000	Float	1.00	1 - 22	0	ACT/360	October 2035	AAA / Aaa / AAA
A-2B	144,691,000	Float	2.00	22 - 28	0	ACT/360	October 2035	AAA / Aaa / AAA
A-2C	104,177,000	Float	3.00	28 - 60	0	ACT/360	October 2035	AAA / Aaa / AAA
A-2D	81,311,000	Float	6.26	60 - 80	0	ACT/360	October 2035	AAA / Aaa / AAA
M-1	59,839,000	Float	4.98	48 - 80	0	ACT/360	October 2035	AA+ / Aa1 / AA+
M-2	55,176,000	Float	4.80	44 - 80	0	ACT/360	October 2035	AA / Aa2 /AA
M-3	37,302,000	Float	4.71	43 - 80	0	ACT/360	October 2035	AA / Aa3 / AA-
M-4	26,422,000	Float	4.66	42 - 80	0	ACT/360	October 2035	AA- / A1 / AA-
M-5	27,200,000	Float	4.63	41 - 80	0	ACT/360	October 2035	A+ / A2 / A+
M-6	23,314,000	Float	4.60	40 - 80	0	ACT/360	October 2035	A+ / A3 / A
M-7	24,091,000	Float	4.58	39 - 80	0	ACT/360	October 2035	A / Baa1 / A-
M-8	17,874,000	Float	4.56	39 - 80	0	ACT/360	October 2035	A- /Baa2 / BBB+
M-9	17,874,000	Float	4.55	38 - 80	0	ACT/360	October 2035	BBB+ / Baa3 / BBB
M-10	12,434,000	Float	4.54	38 - 80	0	ACT/360	October 2035	BBB / Ba1 / BBB-
M-11	15,543,000	Float	4.54	38 - 80	0	ACT/360	October 2035	BBB- / Ba2 /BB+
Total	1,501,415,000							
Non-Offered Certificates:								
B-1	25,645,000	Float				* Not Offered *		
B-2	15,543,000	Float				* Not Offered *		
Total Certificates	**1,542,603,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	100% PPC (5% CPR in month 1, an additional 2% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC)

Transaction Overview

Certificates: The Class A-1 Certificates and the Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates (collectively, the "Class A-2 Certificates"; and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (collectively, the "Mezzanine Certificates"); and the Class B-1 and Class B-2 Certificates (collectively, the "Class B Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed-rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed-rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates and Class B Certificates are backed by the Group I Mortgage Loans and Group II

Transaction Overview

Certificates (Continued): Mortgage Loans (collectively, the "Mortgage Loans"). The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class B Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.

Collateral: As of the Cut-off Date, the Mortgage Loans will consist of approximately 8,031 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,554,260,451 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 4,540 conforming principal balance fixed-rate and adjustable-rate Mortgage Loans totaling approximately $697,282,390 and the Group II Mortgage Loans will represent approximately 3,491 conforming and non-conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $856,978,061.

Class A Certificates: Class A-1, Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates

Class B Certificates: Class B-1 and Class B-2 Certificates

Depositor: Ace Securities Corp. ("Ace")

Originators:

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fremont	952,263,546	61.27
Other	601,996,905	38.73
Total	**1,554,260,451**	**100.00**

Master Servicer: Wells Fargo Bank, National Association

Servicer: Ocwen Loan Servicing, LLC

Trustee: HSBC Bank USA, National Association

Custodians: Wells Fargo Bank, National Association and Deutsche Bank National Trust Company

Credit Risk Manager: The Murrayhill Company

Underwriter: Deutsche Bank Securities Inc.

Swap Provider: TBD

Cut-off Date: September 1, 2005

Expected Pricing: Week of September 19, 2005

Expected Closing Date: On or about September 28, 2005

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in October 2005.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be (i) with respect to principal prepayments in full, the period from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date and (ii) with respect to principal prepayments in part, the calendar month immediately preceding the month in which the Distribution Date occurs.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act or similar state or local laws.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees initially aggregate to a weighted average cost of approximately 0.5165% for the Mortgage Loans.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls on prepayments in full on the Mortgage Loans up to the Servicing Fee. If the Servicer fails to make any required Compensating Interest payment, the Master Servicer will be required to do so up to the Master Servicing Fee.
Prepayment Interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Optional Termination:	On any Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may repurchase all of the Mortgage Loans and REO properties remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances:	The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Credit Enhancement:	1) Excess Interest; 2) Net Swap Payments received from the Swap Provider (if any) 3) Overcollateralization ("OC"); and 4) Subordination
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B-2 Certificates, fourth, to the Class B-1 Certificates, fifth, to the Class M-11 Certificates, sixth, to the Class M-10 Certificates, seventh, to the Class M-9 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-7 Certificates, tenth, to the Class M-6 Certificates, eleventh, to the Class M-5 Certificates, twelfth, to the Class M-4 Certificates, thirteenth, to the Class M-3 Certificates, fourteenth, to the Class M-2 Certificates, and fifteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Class B Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Class B Certificates and the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution and any Net Swap Payments paid by the Swap Provider.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 0.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 1.50% of the aggregate principal balance of the Mortgage Loans as of the end of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in October 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 47.60%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M/F)	Initial CE %	CE % On/After Step Down Date
A	AAA/Aaa/AAA	23.80%	47.60%
M-1	AA+/Aa1/AA+	19.95%	39.90%
M-2	AA/Aa2/ AA	16.40%	32.80%
M-3	AA/Aa3/ AA-	14.00%	28.00%
M-4	AA-/A1/AA-	12.30%	24.60%
M-5	A+/A2/A+	10.55%	21.10%
M-6	A+/A3/A	9.05%	18.10%
M-7	A/Baa1/A-	7.50%	15.00%
M-8	A-/Baa2/ BBB+	6.35%	12.70%
M-9	BBB+/Baa3/BBB	5.20%	10.40%
M-10	BBB/Ba1/BBB-	4.40%	8.80%
M-11	BBB-/Ba2/BB+	3.40%	6.80%
B-1	BB+/NR/BB	1.75%	3.50%
B-2	BB/NR/NR	0.75%	1.50%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount, net of any Net Swap Payment and the Swap Termination Payment, if any, required to be made by the Securities Administrator, on behalf of the supplemental interest trust (described below), to the Swap Provider under the Swap Agreement, over the sum of (w) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (x) with respect to the Mezzanine Certificates and the Class B Certificates, the Interest Distribution Amount for such Distribution Date and (y) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates or Class A-2 Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to a fraction, expressed as a percentage, the numerator of which is the amount of interest which accrued on the Mortgage Loans in the related loan group in the prior calendar month minus the fees payable to the Servicer, the Master Servicer and the Credit Risk Manager with respect to the related Mortgage Loans for such Distribution Date and the Group I Allocation Percentage or Group II Allocation Percentage, as applicable, of any Net Swap Payment or Swap Termination Payment made to the Swap Provider for such Distribution Date and the denominator of which is the aggregate principal balance of the Mortgage Loans in the related loan group as of the last day of the immediately preceding Due Period (or as of the Cut-off Date with respect to the first Distribution Date), after giving effect to principal prepayments received during the related Prepayment Period.

Transaction Overview (Cont.)

Net WAC Pass-Through Rate (Continued):	Mezzanine and Class B Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the Net WAC Pass-Through Rate for the Class A-1 Certificates and (ii) the Net WAC Pass-Through Rate for the Class A-2 Certificates. Group I Allocation Percentage: The aggregate principal balance of the Group I Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans. Group II Allocation Percentage: The aggregate principal balance of the Group II Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-HE6 Certificates is limited by the related Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Securities Administrator, on behalf of the supplemental interest trust (described below), under the Swap Agreement, if any, and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or on any subsequent Distribution Date to the extent of available funds. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.
Swap Agreement:	On the Closing Date, the Trustee will enter into a Swap Agreement with the Swap Provider described in the prospectus supplement. The Swap Agreement will have an initial notional amount of $1,554,260,451. Under the Swap Agreement, the Trust (through a supplemental interest trust) will be obligated to pay an amount equal to 4.20% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Swap Provider will be obligated to pay to the supplemental interest trust, for the benefit of the holders of the Offered Certificates and the Class B Certificates, an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party (the "Net Swap Payment"). See the attached schedule. A separate trust created under the pooling and servicing agreement (the "Supplemental Interest Trust") will hold the Swap Agreement. The Swap Agreement and any payments made by the Swap Provider thereunder will be assets of the Supplemental Interest Trust but will not be assets of any REMIC. Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Securities Administrator, on behalf of the Supplemental Interest Trust, is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, generally, prior to distributions to Certificateholders.**

Transaction Overview (Cont.)

Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer or the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) Net Swap Payments payable by the Swap Provider.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 47.60% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage). The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates concurrently, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date. Principal distributions to the Class A-2 Certificates will be allocated sequentially to the Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 39.90% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 32.80% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 28.00% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 24.60% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 21.10% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 18.10% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to the Class M-7 Certificates until it reaches approximately a 15.00% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches approximately a 12.70% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage), ninth to the Class M-9 Certificates until it reaches approximately a 10.40% Credit Enhancement Percentage (2x the Class M-9 Initial Credit Enhancement Percentage), tenth to the Class M-10 Certificates until it reaches approximately a 8.80% Credit Enhancement Percentage (2x the Class M-10 Initial Credit Enhancement Percentage), and eleventh to the Class M-11 Certificates until it reaches approximately a 6.80% Credit Enhancement Percentage (2x the Class M-11 Initial Credit Enhancement Percentage).

Transaction Overview (Cont.)

Class B Principal Distribution Amount: The Class B Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Class B Certificates, first to the Class B-1 Certificates until it reaches approximately a 3.50% Credit Enhancement Percentage (2x the Class B-1 Initial Credit Enhancement Percentage), and second to the Class B-2 Certificates until it reaches approximately a 1.50% Credit Enhancement Percentage (2x the Class B-2 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then sequentially to the Class B Certificates in their order of seniority until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Class B Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	The lesser of 1.5 x Margin and Margin plus 0.50%

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 33.60% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
October 2007 to September 2008	1.50 %, plus 1/12th of 1.90 % for each month thereafter
October 2008 to September 2009	3.40 %, plus 1/12th of 1.90 % for each month thereafter
October 2009 to September 2010	5.30 %, plus 1/12th of 1.50 % for each month thereafter
October 2010 to September 2011	6.80 % plus 1/12th of 0.80 % for each month thereafter
October 2011 and thereafter	7.60%

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay any Net Swap Payment or the Swap Termination Payment (not caused by a Swap Provider Trigger Event (as defined in the Swap Agreement)) owed to the Swap Provider.
2. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Class B Certificates on a sequential basis.
3. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
5. To pay principal to the Class B Certificates in accordance with the principal payment provisions described above.
6. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
7. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
8. From excess interest, if any, to pay the Interest Carry Forward Amount on the Class B Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
10. From excess interest, if any, to pay the allocated Realized Losses on the Class B Certificates, on a sequential basis.
11. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Class B Certificates in the same order of priority as described in 2 above.
12. From excess interest, if any, to pay the Swap Termination Payment (caused by a Swap Provider Trigger Event) owed to the Swap Provider.
13. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.

Any amounts on deposit to the Supplemental Interest Trust and not required to be paid to the Swap Provider will be paid as follows:

1. To pay any unpaid interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Mezzanine Certificates and the Class B Certificates, sequentially.
2. To pay the Net WAC Rate Carryover Amount on the Class A Certificates, Mezzanine Certificates and Class B Certificates remaining unpaid in the same order of priority as described above.
3. To pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Mezzanine Certificates and Class B Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the Required Overcollateralization Amount.
4. To pay any allocated Realized Losses remaining unpaid on the Mezzanine Certificates and the Class B Certificates, sequentially.

Transaction Overview (Cont.)

ERISA:	It is expected that the Offered Certificates may be purchased by, or with the assets of, employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or plans or arrangements subject to section 4975 of the Internal Revenue Code (each, a "Plan"). Prior to the termination of the Supplemental Interest Trust, Plans or persons using assets of a Plan may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of a Plan's acquisition and ownership of such certificates.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments or payments from the Supplemental Interest Trust or the obligation to make payments to the Supplemental Interest Trust pursuant to the Swap Agreement).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof; provided that such Certificates must be purchased in minimu m total investments of $100,000 per class.

Swap Schedule

Distribution Date	Notional Schedule ($)
10/25/2005	1,554,260,451
11/25/2005	1,535,444,229
12/25/2005	1,512,506,648
1/25/2006	1,485,487,972
2/25/2006	1,454,460,529
3/25/2006	1,419,529,482
4/25/2006	1,380,833,245
5/25/2006	1,338,543,521
6/25/2006	1,292,864,922
7/25/2006	1,244,037,019
8/25/2006	1,192,315,947
9/25/2006	1,142,561,410
10/25/2006	1,094,888,997
11/25/2006	1,049,211,115
12/25/2006	1,005,450,411
1/25/2007	963,518,653
2/25/2007	923,339,251
3/25/2007	884,838,825
4/25/2007	847,947,075
5/25/2007	812,596,649
6/25/2007	778,666,225
7/25/2007	746,117,673
8/25/2007	634,895,862
9/25/2007	540,070,236
10/25/2007	132,060,573
11/25/2007	124,045,904
12/25/2007	119,007,353
1/25/2008	114,535,303
2/25/2008	110,233,468
3/25/2008	106,095,253
4/25/2008	102,114,327
5/25/2008	98,284,607
6/25/2008	94,600,250
7/25/2008	91,055,647
8/25/2008	87,645,406
9/25/2008	84,365,746
10/25/2008	72,026,884
11/25/2008	69,439,376
12/25/2008	66,944,684
1/25/2009	64,539,475
2/25/2009	62,220,535
3/25/2009	59,984,767
4/25/2009	57,829,184
5/25/2009	55,750,910
6/25/2009	53,747,169
7/25/2009	51,815,287

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
A-1	Avg Life	19.44	4.13	2.19	1.50	1.22
	First Payment Date	Oct-05	Oct-05	Oct-05	Oct-05	Oct-05
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Dec-07
A-2A	Avg Life	13.57	1.50	1.00	0.84	0.69
	First Payment Date	Oct-05	Oct-05	Oct-05	Oct-05	Oct-05
	Last Payment Date	Jan-26	Jun-08	Jul-07	Mar-07	Dec-06
A-2B	Avg Life	22.32	3.65	2.00	1.77	1.47
	First Payment Date	Jan-26	Jun-08	Jul-07	Mar-07	Dec-06
	Last Payment Date	May-30	Oct-10	Jan-08	Sep-07	Jun-07
A-2C	Avg Life	26.37	6.99	3.00	2.10	1.87
	First Payment Date	May-30	Oct-10	Jan-08	Sep-07	Jun-07
	Last Payment Date	Aug-33	Mar-15	Sep-10	Feb-08	Sep-07
A-2D	Avg Life	28.68	11.89	6.26	2.92	2.08
	First Payment Date	Aug-33	Mar-15	Sep-10	Feb-08	Sep-07
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Dec-07
M-1	Avg Life	26.80	8.32	4.98	5.08	3.73
	First Payment Date	Nov-28	Sep-09	Sep-09	Oct-10	Dec-07
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-2	Avg Life	26.80	8.32	4.80	4.96	3.72
	First Payment Date	Nov-28	Sep-09	May-09	Apr-10	Apr-09
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-3	Avg Life	26.80	8.32	4.71	4.54	3.45
	First Payment Date	Nov-28	Sep-09	Apr-09	Nov-09	Dec-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-4	Avg Life	26.80	8.32	4.66	4.32	3.26
	First Payment Date	Nov-28	Sep-09	Mar-09	Aug-09	Sep-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-5	Avg Life	26.80	8.32	4.63	4.17	3.14
	First Payment Date	Nov-28	Sep-09	Feb-09	Jun-09	Jul-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09

Sensitivity Table
To 10% Call (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
M-6	Avg Life	26.80	8.32	4.60	4.07	3.04
	First Payment Date	Nov-28	Sep-09	Jan-09	Apr-09	Jun-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-7	Avg Life	26.80	8.32	4.58	3.98	2.98
	First Payment Date	Nov-28	Sep-09	Dec-08	Mar-09	May-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-8	Avg Life	26.80	8.32	4.56	3.92	2.92
	First Payment Date	Nov-28	Sep-09	Dec-08	Feb-09	Apr-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-9	Avg Life	26.80	8.32	4.55	3.87	2.89
	First Payment Date	Nov-28	Sep-09	Nov-08	Jan-09	Mar-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-10	Avg Life	26.80	8.32	4.54	3.84	2.86
	First Payment Date	Nov-28	Sep-09	Nov-08	Dec-08	Mar-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
M-11	Avg Life	26.80	8.32	4.54	3.81	2.83
	First Payment Date	Nov-28	Sep-09	Nov-08	Dec-08	Feb-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
B-1	Avg Life	26.77	8.23	4.47	3.73	2.77
	First Payment Date	Nov-28	Sep-09	Oct-08	Nov-08	Jan-08
	Last Payment Date	Aug-34	May-18	May-12	Oct-10	Jun-09
B-2	Avg Life	26.33	7.13	3.87	3.26	2.44
	First Payment Date	Nov-28	Sep-09	Oct-08	Oct-08	Jan-08
	Last Payment Date	Feb-34	Jun-16	May-11	Dec-09	Nov-08

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
A-1	Avg Life	19.48	4.42	2.37	1.56	1.22
	First Payment Date	Oct-05	Oct-05	Oct-05	Oct-05	Oct-05
	Last Payment Date	Jul-35	Dec-30	Nov-20	Aug-17	Dec-07
A-2A	Avg Life	13.57	1.50	1.00	0.84	0.69
	First Payment Date	Oct-05	Oct-05	Oct-05	Oct-05	Oct-05
	Last Payment Date	Jan-26	Jun-08	Jul-07	Mar-07	Dec-06
A-2B	Avg Life	22.32	3.65	2.00	1.77	1.47
	First Payment Date	Jan-26	Jun-08	Jul-07	Mar-07	Dec-06
	Last Payment Date	May-30	Oct-10	Jan-08	Sep-07	Jun-07
A-2C	Avg Life	26.37	6.99	3.00	2.10	1.87
	First Payment Date	May-30	Oct-10	Jan-08	Sep-07	Jun-07
	Last Payment Date	Aug-33	Mar-15	Sep-10	Feb-08	Sep-07
A-2D	Avg Life	28.96	14.21	7.77	3.45	2.08
	First Payment Date	Aug-33	Mar-15	Sep-10	Feb-08	Sep-07
	Last Payment Date	Jul-35	Nov-30	Sep-20	Aug-17	Dec-07
M-1	Avg Life	26.89	9.13	5.50	7.02	5.93
	First Payment Date	Nov-28	Sep-09	Sep-09	Apr-11	Dec-07
	Last Payment Date	Jul-35	Jun-28	Dec-18	Dec-15	Jul-14
M-2	Avg Life	26.89	9.11	5.31	5.44	4.20
	First Payment Date	Nov-28	Sep-09	May-09	Apr-10	Apr-09
	Last Payment Date	Jul-35	Sep-27	Jun-18	Jul-15	Dec-12
M-3	Avg Life	26.89	9.09	5.20	4.92	3.73
	First Payment Date	Nov-28	Sep-09	Apr-09	Nov-09	Dec-08
	Last Payment Date	Jun-35	Dec-26	Nov-17	Jan-15	Aug-12
M-4	Avg Life	26.89	9.07	5.14	4.68	3.52
	First Payment Date	Nov-28	Sep-09	Mar-09	Aug-09	Sep-08
	Last Payment Date	Jun-35	Apr-26	May-17	Sep-14	Apr-12
M-5	Avg Life	26.89	9.05	5.09	4.52	3.39
	First Payment Date	Nov-28	Sep-09	Feb-09	Jun-09	Jul-08
	Last Payment Date	Jun-35	Sep-25	Jan-17	May-14	Feb-12

Sensitivity Table
To Maturity (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
M-6	Avg Life	26.89	9.01	5.04	4.40	3.29
	First Payment Date	Nov-28	Sep-09	Jan-09	Apr-09	Jun-08
	Last Payment Date	May-35	Jan-25	Aug-16	Jan-14	Nov-11
M-7	Avg Life	26.89	8.97	4.99	4.29	3.21
	First Payment Date	Nov-28	Sep-09	Dec-08	Mar-09	May-08
	Last Payment Date	May-35	May-24	Feb-16	Sep-13	Aug-11
M-8	Avg Life	26.88	8.92	4.94	4.20	3.13
	First Payment Date	Nov-28	Sep-09	Dec-08	Feb-09	Apr-08
	Last Payment Date	Apr-35	Jun-23	Aug-15	Apr-13	Apr-11
M-9	Avg Life	26.88	8.85	4.88	4.12	3.07
	First Payment Date	Nov-28	Sep-09	Nov-08	Jan-09	Mar-08
	Last Payment Date	Mar-35	Sep-22	Feb-15	Nov-12	Dec-10
M-10	Avg Life	26.87	8.76	4.82	4.05	3.01
	First Payment Date	Nov-28	Sep-09	Nov-08	Dec-08	Mar-08
	Last Payment Date	Feb-35	Sep-21	Jul-14	Jun-12	Aug-10
M-11	Avg Life	26.85	8.66	4.75	3.96	2.94
	First Payment Date	Nov-28	Sep-09	Nov-08	Dec-08	Feb-08
	Last Payment Date	Jan-35	Dec-20	Jan-14	Jan-12	May-10
B-1	Avg Life	26.78	8.30	4.52	3.76	2.79
	First Payment Date	Nov-28	Sep-09	Oct-08	Nov-08	Jan-08
	Last Payment Date	Nov-34	Nov-19	Apr-13	Jun-11	Dec-09
B-2	Avg Life	26.33	7.13	3.87	3.26	2.44
	First Payment Date	Nov-28	Sep-09	Oct-08	Oct-08	Jan-08
	Last Payment Date	Feb-34	Jun-16	May-11	Dec-09	Nov-08

Class A-1 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	10/25/2005	23.480
2	11/25/2005	22.560
3	12/25/2005	22.570
4	1/25/2006	22.380
5	2/25/2006	22.270
6	3/25/2006	22.430
7	4/25/2006	21.980
8	5/25/2006	21.900
9	6/25/2006	21.610
10	7/25/2006	21.490
11	8/25/2006	21.150
12	9/25/2006	20.920
13	10/25/2006	20.790
14	11/25/2006	20.450
15	12/25/2006	20.340
16	1/25/2007	20.010
17	2/25/2007	19.790
18	3/25/2007	19.940
19	4/25/2007	19.370
20	5/25/2007	19.280
21	6/25/2007	18.960
22	7/25/2007	18.880
23	8/25/2007	19.460
24	9/25/2007	18.500
25	10/25/2007	11.370
26	11/25/2007	11.110
27	12/25/2007	11.340
28	1/25/2008	11.050
29	2/25/2008	12.000
30	3/25/2008	12.590
31	4/25/2008	11.950
32	5/25/2008	12.220
33	6/25/2008	11.900
34	7/25/2008	12.170
35	8/25/2008	12.900
36	9/25/2008	12.900
37	10/25/2008	12.940
38	11/25/2008	12.590
39	12/25/2008	12.900
40	1/25/2009	12.540
41	2/25/2009	13.360
42	3/25/2009	14.510
43	4/25/2009	13.330
44	5/25/2009	13.670
45	6/25/2009	13.290

Class A-1 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	7/25/2009	13.630
47	8/25/2009	11.370
48	9/25/2009	11.380
49	10/25/2009	11.750
50	11/25/2009	11.370
51	12/25/2009	11.740
52	1/25/2010	11.360
53	2/25/2010	11.390
54	3/25/2010	12.600
55	4/25/2010	11.380
56	5/25/2010	11.750
57	6/25/2010	11.370
58	7/25/2010	11.740
59	8/25/2010	11.360
60	9/25/2010	11.370
61	10/25/2010	11.740
62	11/25/2010	11.350
63	12/25/2010	11.730
64	1/25/2011	11.340
65	2/25/2011	11.340
66	3/25/2011	12.550
67	4/25/2011	11.330
68	5/25/2011	11.700
69	6/25/2011	11.320
70	7/25/2011	11.690
71	8/25/2011	11.310
72	9/25/2011	11.310
73	10/25/2011	11.680
74	11/25/2011	11.290
75	12/25/2011	11.660
76	1/25/2012	11.280
77	2/25/2012	11.280
78	3/25/2012	12.050
79	4/25/2012	11.270
80	5/25/2012	11.640
81	6/25/2012	11.250

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider

Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	10/25/2005	23.280
2	11/25/2005	22.380
3	12/25/2005	22.390
4	1/25/2006	22.200
5	2/25/2006	22.090
6	3/25/2006	22.230
7	4/25/2006	21.800
8	5/25/2006	21.720
9	6/25/2006	21.430
10	7/25/2006	21.310
11	8/25/2006	20.980
12	9/25/2006	20.740
13	10/25/2006	20.610
14	11/25/2006	20.280
15	12/25/2006	20.160
16	1/25/2007	19.840
17	2/25/2007	19.620
18	3/25/2007	19.760
19	4/25/2007	19.200
20	5/25/2007	19.110
21	6/25/2007	18.800
22	7/25/2007	18.710
23	8/25/2007	19.260
24	9/25/2007	18.340
25	10/25/2007	11.210
26	11/25/2007	10.970
27	12/25/2007	11.200
28	1/25/2008	10.910
29	2/25/2008	11.840
30	3/25/2008	12.430
31	4/25/2008	11.810
32	5/25/2008	12.070
33	6/25/2008	11.760
34	7/25/2008	12.030
35	8/25/2008	12.770
36	9/25/2008	12.770
37	10/25/2008	12.810
38	11/25/2008	12.460
39	12/25/2008	12.770
40	1/25/2009	12.420
41	2/25/2009	13.220
42	3/25/2009	14.360
43	4/25/2009	13.200
44	5/25/2009	13.530
45	6/25/2009	13.160

Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	7/25/2009	13.490
47	8/25/2009	11.250
48	9/25/2009	11.260
49	10/25/2009	11.630
50	11/25/2009	11.250
51	12/25/2009	11.620
52	1/25/2010	11.240
53	2/25/2010	11.290
54	3/25/2010	12.490
55	4/25/2010	11.280
56	5/25/2010	11.650
57	6/25/2010	11.270
58	7/25/2010	11.640
59	8/25/2010	11.270
60	9/25/2010	11.270
61	10/25/2010	11.640
62	11/25/2010	11.260
63	12/25/2010	11.630
64	1/25/2011	11.250
65	2/25/2011	11.260
66	3/25/2011	12.460
67	4/25/2011	11.250
68	5/25/2011	11.620
69	6/25/2011	11.240
70	7/25/2011	11.610
71	8/25/2011	11.240
72	9/25/2011	11.230
73	10/25/2011	11.600
74	11/25/2011	11.220
75	12/25/2011	11.590
76	1/25/2012	11.210
77	2/25/2012	11.210
78	3/25/2012	11.980
79	4/25/2012	11.210
80	5/25/2012	11.570
81	6/25/2012	11.200

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	10/25/2005	23.370
2	11/25/2005	22.460
3	12/25/2005	22.470
4	1/25/2006	22.280
5	2/25/2006	22.170
6	3/25/2006	22.320
7	4/25/2006	21.880
8	5/25/2006	21.800
9	6/25/2006	21.510
10	7/25/2006	21.390
11	8/25/2006	21.060
12	9/25/2006	20.820
13	10/25/2006	20.690
14	11/25/2006	20.360
15	12/25/2006	20.240
16	1/25/2007	19.920
17	2/25/2007	19.700
18	3/25/2007	19.840
19	4/25/2007	19.280
20	5/25/2007	19.180
21	6/25/2007	18.870
22	7/25/2007	18.790
23	8/25/2007	19.350
24	9/25/2007	18.410
25	10/25/2007	11.290
26	11/25/2007	11.030
27	12/25/2007	11.260
28	1/25/2008	10.980
29	2/25/2008	11.910
30	3/25/2008	12.500
31	4/25/2008	11.880
32	5/25/2008	12.140
33	6/25/2008	11.820
34	7/25/2008	12.090
35	8/25/2008	12.830
36	9/25/2008	12.830
37	10/25/2008	12.870
38	11/25/2008	12.520
39	12/25/2008	12.830
40	1/25/2009	12.480
41	2/25/2009	13.280
42	3/25/2009	14.430
43	4/25/2009	13.260
44	5/25/2009	13.600
45	6/25/2009	13.220

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	7/25/2009	13.550
47	8/25/2009	11.310
48	9/25/2009	11.320
49	10/25/2009	11.690
50	11/25/2009	11.310
51	12/25/2009	11.680
52	1/25/2010	11.290
53	2/25/2010	11.330
54	3/25/2010	12.540
55	4/25/2010	11.320
56	5/25/2010	11.690
57	6/25/2010	11.310
58	7/25/2010	11.680
59	8/25/2010	11.310
60	9/25/2010	11.310
61	10/25/2010	11.690
62	11/25/2010	11.300
63	12/25/2010	11.670
64	1/25/2011	11.290
65	2/25/2011	11.290
66	3/25/2011	12.500
67	4/25/2011	11.290
68	5/25/2011	11.660
69	6/25/2011	11.270
70	7/25/2011	11.640
71	8/25/2011	11.270
72	9/25/2011	11.270
73	10/25/2011	11.640
74	11/25/2011	11.260
75	12/25/2011	11.620
76	1/25/2012	11.240
77	2/25/2012	11.240
78	3/25/2012	12.020
79	4/25/2012	11.230
80	5/25/2012	11.600
81	6/25/2012	11.220

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider

Excess Spread*

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	267	3.7681	4.0138	267	45	468	4.3911	4.4566	445
2	222	3.8485	4.0859	222	46	481	4.3948	4.4669	460
3	223	3.9664	4.1454	223	47	473	4.3996	4.4784	445
4	221	4.0186	4.1937	221	48	473	4.4057	4.4907	445
5	221	4.1299	4.2331	221	49	488	4.4469	4.5006	458
6	225	4.1822	4.2516	224	50	474	4.4524	4.5056	441
7	221	4.1648	4.2673	221	51	489	4.4568	4.5104	458
8	223	4.2166	4.2751	221	52	475	4.4616	4.5147	441
9	221	4.2483	4.2761	219	53	475	4.4666	4.5188	444
10	223	4.2348	4.2736	220	54	519	4.4699	4.5233	494
11	221	4.2431	4.2767	218	55	476	4.4748	4.5280	444
12	221	4.2732	4.2803	217	56	490	4.4794	4.5409	460
13	223	4.2068	4.2796	218	57	476	4.4834	4.5555	443
14	220	4.2216	4.2946	215	58	491	4.4869	4.5678	460
15	223	4.2352	4.3080	217	59	478	4.4914	4.5830	449
16	220	4.2501	4.3221	213	60	479	4.4968	4.5960	449
17	219	4.2643	4.3360	212	61	494	4.5527	4.6085	461
18	229	4.2763	4.3493	221	62	480	4.5579	4.6135	444
19	219	4.2907	4.3638	210	63	494	4.5625	4.6182	461
20	222	4.3037	4.3634	212	64	480	4.5686	4.6226	444
21	218	4.3167	4.3621	208	65	481	4.5726	4.6271	447
22	222	4.3298	4.3597	210	66	525	4.5756	4.6310	499
23	396	4.3427	4.3558	379	67	483	4.5807	4.6359	448
24	400	4.3560	4.3511	379	68	497	4.5850	4.6422	465
25	424	4.2890	4.3439	381	69	484	4.5891	4.6476	448
26	408	4.2953	4.3500	364	70	498	4.5927	4.6528	465
27	419	4.3020	4.3558	376	71	485	4.5969	4.6594	451
28	405	4.3081	4.3624	360	72	485	4.6007	4.6642	451
29	452	4.3139	4.3676	432	73	500	4.6154	4.6690	467
30	477	4.3199	4.3734	459	74	486	4.6190	4.6731	451
31	450	4.3258	4.3798	429	75	501	4.6221	4.6760	468
32	461	4.3308	4.3843	441	76	488	4.6266	4.6796	451
33	447	4.3370	4.3902	425	77	488	4.6296	4.6827	454
34	458	4.3420	4.3942	437	78	517	4.6320	4.6856	488
35	455	4.3474	4.3990	434	79	490	4.6361	4.6899	454
36	454	4.3527	4.4043	433	80	504	4.6386	4.6918	472
37	466	4.3552	4.4074	445	81	N/A	4.6418	4.6948	455
38	454	4.3610	4.4120	431					
39	473	4.3651	4.4169	451					
40	462	4.3697	4.4210	438					
41	465	4.3750	4.4251	444					
42	506	4.3781	4.4297	489					
43	467	4.3829	4.4345	445					
44	481	4.3867	4.4447	460					

* inclusive of Net Swap Payments

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL*

Number of Mortgage Loans:	8,031	Index Type:	
Aggregate Principal Balance:	$1,554,260,451	6 Month LIBOR:	85.57%
Conforming Principal Balance Loans:	$1,014,033,940	Fixed Rate:	14.43%
Average Principal Balance:	$193,533	W.A. Initial Periodic Cap:	2.402%
Range:	$9,795 - $1,000,000	W.A. Subsequent Periodic Cap:	1.324%
W.A. Coupon:	7.329%	W.A. Lifetime Rate Cap:	6.184%
Range:	4.600% - 13.500%	Property Type:	
W.A. Gross Margin:	6.134%	Single Family:	79.12%
Range:	2.550% - 9.990%	PUD:	5.88%
W.A. Remaining Term:	352 months	2-4 Family:	8.64%
Range:	58 months - 360 months	Condo:	6.37%
W.A. Seasoning:	2 months		
Latest Maturity Date:	September 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	93.17%
California:	34.35%	Investment:	5.87%
Florida:	13.22%	Second Home:	0.96%
New York:	7.64%	Documentation Status:	
Maryland:	4.94%	Full:	53.14%
New Jersey:	4.32%	Stated:	43.84%
W.A. Original Combined LTV:	82.20%	Limited:	2.40%
Range:	20.00% - 100.00%	None:	0.63%
First Liens:	93.13%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	6.87%	Loans with Prepay Penalties:	80.81%
Non-Balloon Loans:	96.45%	Interest Only Loans	31.10%
Non-Zero W.A. FICO Score:	631		

DESCRIPTION OF THE TOTAL COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	4,653	952,263,546	61.27	7.313	630	82.55
Other	3,378	601,996,905	38.73	7.354	632	81.65
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	5	81,728	0.01	11.873	630	92.96
Fixed - 10 Year	61	1,245,616	0.08	10.954	629	94.54
Fixed - 15 Year	161	6,517,668	0.42	9.242	635	85.34
Fixed - 20 Year	66	2,431,237	0.16	9.498	644	91.59
Fixed - 30 Year	1,363	165,504,000	10.65	7.984	643	84.63
Fixed - 30 Year IO	22	2,853,381	0.18	8.121	654	85.66
Balloon - 15/30	791	44,744,724	2.88	10.427	657	99.23
Balloon - 30/40	3	929,249	0.06	6.805	641	78.09
ARM - 6 Month	1	143,702	0.01	6.250	641	77.14
ARM - 6 Month IO	1	371,250	0.02	6.500	635	75.00
ARM - 2 Year/6 Month	3,630	785,793,694	50.56	7.414	612	81.54
ARM - 2 Year/6 Month IO	1,502	435,268,170	28.00	6.666	656	81.26
ARM - 2 Year/6 Month 30/40 Balloon	26	7,478,558	0.48	7.143	590	80.41
ARM - 2 Year/6 Month 40/10*	48	12,929,087	0.83	6.748	647	80.16
ARM - 3 Year/6 Month	137	29,141,466	1.87	7.217	611	78.06
ARM - 3 Year/6 Month IO	144	40,175,195	2.58	6.723	660	80.82
ARM - 3 Year/6 Month 30/40 Balloon	8	1,940,928	0.12	6.708	603	77.12
ARM - 3 Year/6 Month 40/10*	5	1,551,907	0.10	6.474	644	76.48
ARM - 5 Year/6 Month	37	10,260,323	0.66	6.771	651	77.81
ARM - 5 Year/6 Month IO	19	4,766,702	0.31	6.435	677	78.90
ARM - 5 Year/6 Month 30/40 Balloon	1	131,865	0.01	5.950	603	60.00
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

* For the first ten years, amortizes based on a 40-year term to maturity and thereafter, based on a 20-year term to maturity.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	1,018	31,738,877	2.04	10.501	639	98.36
50,000.01 - 100,000.00	1,554	116,220,367	7.48	8.970	629	89.55
100,000.01 - 150,000.00	1,347	166,204,754	10.69	7.833	623	83.19
150,000.01 - 200,000.00	1,062	185,604,249	11.94	7.344	620	79.76
200,000.01 - 250,000.00	767	171,789,730	11.05	7.137	622	80.00
250,000.01 - 300,000.00	626	171,824,019	11.06	7.076	630	80.02
300,000.01 - 350,000.00	463	149,356,804	9.61	6.929	634	81.52
350,000.01 - 400,000.00	397	148,442,409	9.55	6.906	634	80.47
400,000.01 - 450,000.00	260	110,344,380	7.10	6.945	640	82.18
450,000.01 - 500,000.00	195	92,817,480	5.97	6.849	643	82.53
500,000.01 - 550,000.00	100	52,291,404	3.36	7.031	640	83.89
550,000.01 - 600,000.00	97	55,897,014	3.60	6.818	639	81.70
600,000.01 - 650,000.00	42	26,232,510	1.69	6.873	643	83.31
650,000.01 - 700,000.00	39	26,398,924	1.70	6.987	645	83.00
700,000.01 - 750,000.00	48	35,206,548	2.27	6.917	643	80.86
750,000.01 - 800,000.00	4	3,133,111	0.20	6.344	621	78.70
800,000.01 - 850,000.00	6	5,066,726	0.33	6.494	670	83.62
850,000.01 - 900,000.00	1	880,000	0.06	6.600	648	80.00
900,000.01 - 950,000.00	2	1,835,871	0.12	6.239	630	77.50
950,000.01 - 1,000,000.00	3	2,975,273	0.19	6.406	623	67.11
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	1,019	31,788,841	2.05	10.502	639	98.34
50,000.01 - 100,000.00	1,554	116,270,348	7.48	8.969	629	89.56
100,000.01 - 150,000.00	1,346	166,104,809	10.69	7.833	623	83.18
150,000.01 - 200,000.00	1,062	185,604,249	11.94	7.344	620	79.76
200,000.01 - 250,000.00	767	171,789,730	11.05	7.137	622	80.00
250,000.01 - 300,000.00	628	172,423,864	11.09	7.073	630	80.06
300,000.01 - 350,000.00	464	149,805,464	9.64	6.929	634	81.47
350,000.01 - 400,000.00	396	148,172,332	9.53	6.908	634	80.47
400,000.01 - 450,000.00	260	110,394,484	7.10	6.944	640	82.16
450,000.01 - 500,000.00	193	91,988,948	5.92	6.851	643	82.55
500,000.01 - 550,000.00	100	52,291,404	3.36	7.031	640	83.89
550,000.01 - 600,000.00	97	55,897,014	3.60	6.818	639	81.70
600,000.01 - 650,000.00	43	26,881,384	1.73	6.858	643	83.23
650,000.01 - 700,000.00	38	25,750,050	1.66	7.005	644	83.08
700,000.01 - 750,000.00	48	35,206,548	2.27	6.917	643	80.86
750,000.01 - 800,000.00	4	3,133,111	0.20	6.344	621	78.70
800,000.01 - 850,000.00	6	5,066,726	0.33	6.494	670	83.62
850,000.01 - 900,000.00	1	880,000	0.06	6.600	648	80.00
900,000.01 - 950,000.00	2	1,835,871	0.12	6.239	630	77.50
950,000.01 - 1,000,000.00	3	2,975,273	0.19	6.406	623	67.11
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	5	81,728	0.01	11.873	630	92.96
61 - 120	61	1,245,616	0.08	10.954	629	94.54
121 - 180	952	51,262,392	3.30	10.276	654	97.46
181 - 240	66	2,431,237	0.16	9.498	644	91.59
301 - 360	6,947	1,499,239,478	96.46	7.221	630	81.65
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	4	861,401	0.06	4.806	644	67.42
5.000 - 5.499	61	19,763,323	1.27	5.322	671	76.32
5.500 - 5.999	461	138,344,231	8.90	5.819	667	77.94
6.000 - 6.499	686	187,849,388	12.09	6.259	651	79.50
6.500 - 6.999	1,527	414,366,304	26.66	6.766	642	80.63
7.000 - 7.499	977	226,984,365	14.60	7.236	628	82.06
7.500 - 7.999	1,117	248,780,095	16.01	7.733	612	83.25
8.000 - 8.499	523	97,283,000	6.26	8.226	595	83.37
8.500 - 8.999	602	77,956,634	5.02	8.731	593	84.46
9.000 - 9.499	289	30,311,905	1.95	9.206	595	85.71
9.500 - 9.999	506	39,229,058	2.52	9.776	631	91.23
10.000 - 10.499	333	22,116,166	1.42	10.229	628	94.61
10.500 - 10.999	461	27,719,879	1.78	10.816	616	94.98
11.000 - 11.499	231	12,672,762	0.82	11.171	613	94.54
11.500 - 11.999	133	5,718,398	0.37	11.708	601	91.41
12.000 - 12.499	85	3,122,032	0.20	12.132	621	96.49
12.500 - 12.999	29	1,056,474	0.07	12.743	635	95.75
13.000 - 13.499	5	103,261	0.01	13.083	604	95.63
13.500 - 13.999	1	21,774	0.00	13.500	555	95.00
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	115	18,427,539	1.19	7.443	596	41.68
50.01 - 55.00	68	12,493,477	0.80	7.305	598	52.67
55.01 - 60.00	85	19,698,202	1.27	7.319	576	57.98
60.01 - 65.00	163	39,036,783	2.51	7.454	595	63.29
65.01 - 70.00	181	41,394,811	2.66	7.314	602	68.65
70.01 - 75.00	311	78,640,193	5.06	7.127	607	74.15
75.01 - 80.00	3,084	756,639,486	48.68	6.870	645	79.87
80.01 - 85.00	579	132,413,316	8.52	7.199	607	84.45
85.01 - 90.00	1,250	273,360,648	17.59	7.432	619	89.79
90.01 - 95.00	398	58,426,037	3.76	8.116	627	94.64
95.01 - 100.00	1,797	123,729,959	7.96	9.756	656	99.91
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	238	47,357,549	3.05	8.600	513	71.57
525 - 549	381	69,648,825	4.48	8.263	537	78.11
550 - 574	680	129,999,829	8.36	7.759	561	81.96
575 - 599	969	180,136,868	11.59	7.486	587	81.71
600 - 624	1,464	270,666,694	17.41	7.313	612	82.63
625 - 649	1,609	297,803,247	19.16	7.256	637	83.02
650 - 674	1,165	235,897,474	15.18	7.077	661	83.31
675 - 699	727	149,334,834	9.61	7.035	685	83.57
700 - 724	402	89,244,514	5.74	6.924	710	82.88
725 - 749	225	45,395,980	2.92	6.774	737	82.30
750 - 774	116	26,650,050	1.71	6.818	761	82.86
775 - 799	53	11,401,931	0.73	6.977	784	82.31
800 - 824	2	722,656	0.05	5.822	803	80.00
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	2,015	533,914,071	34.35	7.071	638	80.36
Florida	1,274	205,465,062	13.22	7.543	628	83.05
New York	434	118,768,878	7.64	7.162	640	81.80
Maryland	357	76,708,196	4.94	7.301	626	81.79
New Jersey	277	67,157,881	4.32	7.499	618	81.25
Illinois	371	57,700,160	3.71	7.528	622	84.77
Virginia	195	47,446,315	3.05	7.270	636	82.36
Georgia	331	43,754,847	2.82	7.578	621	84.98
Massachusetts	155	34,791,676	2.24	7.256	645	83.50
Nevada	170	33,369,214	2.15	7.299	630	82.70
Arizona	180	32,639,651	2.10	7.313	622	83.16
Washington	138	24,503,736	1.58	7.291	633	83.35
Texas	253	23,907,945	1.54	7.986	609	85.74
Hawaii	80	23,611,574	1.52	7.012	652	80.57
Connecticut	114	23,042,509	1.48	7.502	626	80.72
Michigan	169	20,966,947	1.35	7.982	614	85.60
Ohio	202	20,896,190	1.34	7.678	621	86.77
Minnesota	110	19,521,545	1.26	7.444	632	84.83
Colorado	132	18,487,403	1.19	7.252	634	83.43
North Carolina	132	14,271,587	0.92	7.701	620	84.03
Pennsylvania	114	13,708,604	0.88	7.883	619	85.00
Oregon	95	13,115,083	0.84	7.454	625	81.93
Missouri	101	10,732,714	0.69	8.234	610	84.88
South Carolina	64	8,192,525	0.53	7.660	617	85.73
Tennessee	72	7,145,145	0.46	8.144	606	86.70

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
District of Columbia	33	7,038,873	0.45	7.797	636	79.41
Wisconsin	55	7,011,455	0.45	8.109	607	87.80
Indiana	60	6,001,282	0.39	7.765	624	85.70
Utah	42	5,278,475	0.34	7.238	627	82.11
Rhode Island	26	5,199,234	0.33	7.268	626	83.61
Delaware	23	3,410,389	0.22	7.820	626	85.32
New Hampshire	20	3,305,911	0.21	6.891	651	79.15
Arkansas	28	3,009,463	0.19	7.855	620	84.99
Louisiana	20	2,339,709	0.15	7.959	595	87.94
Kentucky	29	2,207,570	0.14	7.921	601	85.90
Oklahoma	25	2,029,400	0.13	8.059	615	87.11
Idaho	21	2,016,237	0.13	7.066	622	83.54
New Mexico	22	1,979,545	0.13	7.851	609	85.14
Kansas	21	1,961,509	0.13	7.790	608	85.16
Maine	15	1,862,508	0.12	7.392	631	86.78
Alabama	16	1,512,858	0.10	8.707	604	92.58
Mississippi	12	1,374,995	0.09	7.819	633	90.98
Vermont	7	879,143	0.06	7.558	635	84.16
West Virginia	9	815,030	0.05	7.985	596	84.96
Wyoming	3	533,838	0.03	7.217	640	86.41
Nebraska	7	500,055	0.03	8.910	573	88.62
Iowa	2	173,512	0.01	9.244	563	90.00
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	7,434	1,448,123,114	93.17	7.299	630	82.13
Investment	538	91,243,852	5.87	7.791	646	82.88
Second Home	59	14,893,484	0.96	7.423	646	85.04
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	4,567	825,913,532	53.14	7.133	622	83.09
Stated Documentation	3,226	681,355,745	43.84	7.564	642	81.00
Limited Documentation	180	37,234,079	2.40	7.476	608	85.43
No Documentation	58	9,757,094	0.63	6.907	694	77.79
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	4,579	792,364,417	50.98	7.380	649	84.05
Refinance - Cashout	3,319	736,365,770	47.38	7.278	613	80.30
Refinance - Rate Term	133	25,530,263	1.64	7.220	619	79.58
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	6,411	1,229,708,118	79.12	7.312	628	82.09
2-4 Family	526	134,258,907	8.64	7.315	645	82.13
Condo	611	98,935,854	6.37	7.552	643	82.64
PUD	483	91,357,571	5.88	7.341	636	83.35
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
January 2006	1	143,702	0.01	6.250	641	77.14
February 2006	1	371,250	0.03	6.500	635	75.00
July 2006	1	166,089	0.01	6.625	677	90.00
February 2007	6	1,503,332	0.11	7.100	595	76.74
March 2007	4	1,125,440	0.08	7.177	648	88.80
April 2007	37	10,008,604	0.75	7.385	616	86.20
May 2007	99	23,238,595	1.75	7.176	627	81.80
June 2007	338	75,230,674	5.66	7.223	624	81.57
July 2007	3,274	761,304,897	57.24	7.178	629	81.39
August 2007	1,436	365,353,178	27.47	7.048	627	81.29
September 2007	11	3,538,700	0.27	7.016	590	80.94
May 2008	2	241,461	0.02	7.669	566	76.63
June 2008	12	2,634,640	0.20	7.096	610	81.67
July 2008	191	47,622,408	3.58	6.945	642	79.42
August 2008	88	22,108,588	1.66	6.820	636	79.53
September 2008	1	202,400	0.02	6.990	553	80.00
April 2010	1	95,566	0.01	6.550	646	80.00
June 2010	2	1,036,234	0.08	6.972	698	67.36
July 2010	31	7,984,283	0.60	6.505	666	79.26
August 2010	22	5,832,808	0.44	6.839	643	78.23
September 2010	1	210,000	0.02	5.950	647	74.73
Total:	**5,559**	**1,329,952,848**	**100.00**	**7.125**	**629**	**81.28**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.500 - 2.999	1	616,177	0.05	9.150	557	95.00
3.000 - 3.499	1	175,000	0.01	7.250	688	70.00
3.500 - 3.999	4	2,006,333	0.15	5.938	655	77.13
4.000 - 4.499	34	7,763,787	0.58	5.554	669	76.69
4.500 - 4.999	330	93,711,277	7.05	6.036	660	79.92
5.000 - 5.499	544	151,067,127	11.36	6.318	656	80.09
5.500 - 5.999	1,152	294,633,843	22.15	6.726	639	80.88
6.000 - 6.499	1,133	283,496,662	21.32	7.098	627	81.95
6.500 - 6.999	2,117	440,957,017	33.16	7.891	606	82.12
7.000 - 7.499	175	41,485,402	3.12	7.462	638	79.75
7.500 - 7.999	53	11,631,980	0.87	7.673	624	79.42
8.000 - 8.499	8	1,408,166	0.11	8.698	554	71.74
8.500 - 8.999	3	537,286	0.04	8.492	559	83.41
9.000 - 9.499	2	228,175	0.02	9.500	565	87.21
9.500 - 9.999	2	234,615	0.02	10.295	557	43.04
Total:	**5,559**	**1,329,952,848**	**100.00**	**7.125**	**629**	**81.28**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	2	329,263	0.02	5.426	605	57.81
11.000 - 11.499	38	13,726,050	1.03	5.333	678	78.60
11.500 - 11.999	277	92,118,563	6.93	5.816	670	79.25
12.000 - 12.499	510	145,701,942	10.96	6.230	652	79.81
12.500 - 12.999	1,244	344,849,444	25.93	6.680	643	80.62
13.000 - 13.499	881	211,501,675	15.90	7.099	631	81.83
13.500 - 13.999	1,086	254,357,721	19.13	7.496	619	82.81
14.000 - 14.499	517	105,263,158	7.91	7.926	603	82.97
14.500 - 14.999	466	87,079,329	6.55	8.250	588	81.77
15.000 - 15.499	197	29,209,554	2.20	8.660	579	81.91
15.500 - 15.999	157	22,335,662	1.68	9.134	563	80.54
16.000 - 16.499	73	10,838,396	0.81	9.476	552	82.85
16.500 - 16.999	62	6,707,387	0.50	10.172	540	75.39
17.000 - 17.499	25	3,170,674	0.24	10.677	539	74.81
17.500 - 17.999	16	2,004,841	0.15	11.053	566	76.91
18.000 - 18.499	5	557,561	0.04	11.712	527	70.29
18.500 - 18.999	3	201,628	0.02	12.194	557	59.22
Total:	**5,559**	**1,329,952,848**	**100.00**	**7.125**	**629**	**81.28**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	2	958,818	0.07	6.449	604	81.28
4.000 - 4.499	2	823,200	0.06	6.110	664	80.00
4.500 - 4.999	20	6,916,603	0.52	6.102	655	79.59
5.000 - 5.499	77	22,688,148	1.71	5.516	674	77.85
5.500 - 5.999	419	125,463,883	9.43	5.879	668	79.17
6.000 - 6.499	608	168,905,615	12.70	6.288	651	80.12
6.500 - 6.999	1,354	370,076,997	27.83	6.772	641	80.89
7.000 - 7.499	898	210,408,581	15.82	7.238	627	82.28
7.500 - 7.999	1,011	230,774,495	17.35	7.730	611	83.38
8.000 - 8.499	454	87,610,354	6.59	8.227	592	83.24
8.500 - 8.999	376	59,808,110	4.50	8.702	572	81.67
9.000 - 9.499	156	21,534,109	1.62	9.204	566	81.50
9.500 - 9.999	97	12,498,877	0.94	9.749	547	74.32
10.000 - 10.499	36	4,681,345	0.35	10.236	532	77.19
10.500 - 10.999	31	3,998,287	0.30	10.778	545	70.01
11.000 - 11.499	10	1,579,553	0.12	11.208	541	61.79
11.500 - 11.999	6	977,708	0.07	11.730	536	62.73
12.000 - 12.499	1	183,196	0.01	12.050	549	65.00
12.500 - 12.999	1	64,969	0.00	12.900	616	65.00
Total:	**5,559**	**1,329,952,848**	**100.00**	**7.125**	**629**	**81.28**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2	514,952	0.04	6.430	637	75.60
1.500	32	5,787,429	0.44	7.107	677	81.01
2.000	3,165	786,740,888	59.16	7.151	628	81.75
3.000	2,356	535,820,766	40.29	7.087	629	80.63
4.000	4	1,088,813	0.08	7.607	572	65.00
Total:	**5,559**	**1,329,952,848**	**100.00**	**7.125**	**629**	**81.28**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2,104	471,511,064	35.45	7.092	630	80.53
1.500	3,451	857,352,971	64.46	7.142	628	81.71
2.500	4	1,088,813	0.08	7.607	572	65.00
Total:	**5,559**	**1,329,952,848**	**100.00**	**7.125**	**629**	**81.28**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	10	2,225,180	0.17	7.067	611	75.23
5.500 - 5.999	2	698,599	0.05	6.837	691	82.96
6.000 - 6.499	4,320	1,078,000,110	81.06	7.116	630	81.11
6.500 - 6.999	29	6,165,355	0.46	7.663	592	75.13
7.000 - 7.499	1,193	241,644,669	18.17	7.150	625	82.29
8.000 - 8.499	5	1,218,935	0.09	7.398	581	66.60
Total:	**5,559**	**1,329,952,848**	**100.00**	**7.125**	**629**	**81.28**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,809	298,186,452	19.19	7.628	632	83.35
6	7	1,971,055	0.13	7.425	622	84.61
12	736	177,060,068	11.39	7.339	635	82.13
13	11	2,307,057	0.15	7.579	621	78.37
24	4,369	870,685,936	56.02	7.271	631	82.12
30	3	625,648	0.04	6.758	655	74.66
36	1,094	203,053,051	13.06	7.132	626	80.96
60	2	371,183	0.02	5.997	734	75.61
Total:	**8,031**	**1,554,260,451**	**100.00**	**7.329**	**631**	**82.20**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL*

Number of Mortgage Loans:	4,540	Index Type:	
Aggregate Principal Balance:	$697,282,390	6 Month LIBOR:	85.51%
Conforming Principal Balance Loans:	$697,282,390	Fixed Rate:	14.49%
Average Principal Balance:	$153,586	W.A. Initial Periodic Cap:	2.408%
Range:	$9,949 - $559,319	W.A. Subsequent Periodic Cap:	1.324%
W.A. Coupon:	7.431%	W.A. Lifetime Rate Cap:	6.208%
Range:	4.600% - 13.250%	Property Type:	
W.A. Gross Margin:	6.242%	Single Family:	78.92%
Range:	3.375% - 9.990%	PUD:	4.80%
W.A. Remaining Term:	354 months	2-4 Family:	9.47%
Range:	58 months - 360 months	Condo:	6.80%
W.A. Seasoning:	2 months		
Latest Maturity Date:	September 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	88.22%
California:	23.69%	Investment:	10.50%
Florida:	13.99%	Second Home:	1.27%
New York:	5.89%	Documentation Status:	
Maryland:	5.74%	Full:	60.10%
New Jersey:	5.21%	Stated:	36.70%
W.A. Original Combined LTV:	80.66%	Limited:	2.60%
Range:	20.21% - 100.00%	None:	0.59%
First Liens:	96.07%	Non-Zero W.A. Prepayment Penalty – Term (months):	25
Second Liens:	3.93%	Loans with Prepay Penalties:	78.90%
Non-Balloon Loans:	97.89%	Interest Only Loans:	22.18%
Non-Zero W.A. FICO Score:	616		

DESCRIPTION OF THE GROUP I COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	2,712	425,142,935	60.97	7.453	616	81.34
Other	1,828	272,139,455	39.03	7.396	614	79.60
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	4	57,409	0.01	12.137	608	92.27
Fixed - 10 Year	34	470,803	0.07	11.537	609	95.63
Fixed - 15 Year	88	3,358,239	0.48	8.641	636	82.15
Fixed - 20 Year	49	1,401,136	0.20	9.725	633	94.49
Fixed - 30 Year	714	82,943,740	11.90	7.545	632	79.68
Fixed - 30 Year IO	11	1,272,964	0.18	7.577	637	78.22
Balloon - 15/30	281	11,085,001	1.59	10.554	645	98.16
Balloon - 30/40	2	477,614	0.07	6.809	648	76.29
ARM - 6 Month	1	143,702	0.02	6.250	641	77.14
ARM - 2 Year/6 Month	2,446	413,293,140	59.27	7.570	600	80.48
ARM - 2 Year/6 Month IO	675	138,026,570	19.79	6.744	646	81.18
ARM - 2 Year/6 Month 30/40 Balloon	12	2,785,445	0.40	7.391	581	81.53
ARM - 2 Year/6 Month 40/10*	27	5,271,490	0.76	6.950	611	78.75
ARM - 3 Year/6 Month	93	15,939,369	2.29	7.366	603	76.31
ARM - 3 Year/6 Month IO	63	13,097,552	1.88	6.848	641	78.40
ARM - 3 Year/6 Month 30/40 Balloon	2	238,231	0.03	6.341	585	62.84
ARM - 3 Year/6 Month 40/10*	3	608,437	0.09	6.357	634	71.02
ARM - 5 Year/6 Month	21	4,434,578	0.64	6.980	628	78.38
ARM - 5 Year/6 Month IO	13	2,245,103	0.32	6.692	670	78.09
ARM - 5 Year/6 Month 30/40 Balloon	1	131,865	0.02	5.950	603	60.00
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

* For the first ten years, amortizes based on a 40-year term to maturity and thereafter, based on a 20-year term to maturity.

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	626	18,940,547	2.72	10.423	636	97.93
50,000.01 - 100,000.00	860	64,844,415	9.30	8.372	608	84.33
100,000.01 - 150,000.00	976	120,987,460	17.35	7.541	615	80.67
150,000.01 - 200,000.00	785	137,052,682	19.66	7.324	613	78.71
200,000.01 - 250,000.00	517	115,718,022	16.60	7.183	612	79.20
250,000.01 - 300,000.00	373	102,394,402	14.68	7.166	615	79.25
300,000.01 - 350,000.00	303	97,967,592	14.05	6.956	623	81.09
350,000.01 - 400,000.00	67	24,511,079	3.52	7.050	618	79.99
400,000.01 - 450,000.00	21	8,871,336	1.27	7.086	623	80.13
450,000.01 - 500,000.00	7	3,316,027	0.48	6.926	622	79.46
500,000.01 - 550,000.00	4	2,119,509	0.30	7.228	642	83.74
550,000.01 - 600,000.00	1	559,319	0.08	8.500	564	70.00
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	627	18,990,511	2.72	10.425	636	97.88
50,000.01 - 100,000.00	860	64,894,396	9.31	8.370	608	84.35
100,000.01 - 150,000.00	975	120,887,515	17.34	7.540	615	80.66
150,000.01 - 200,000.00	785	137,052,682	19.66	7.324	613	78.71
200,000.01 - 250,000.00	517	115,718,022	16.60	7.183	612	79.20
250,000.01 - 300,000.00	374	102,694,303	14.73	7.162	615	79.30
300,000.01 - 350,000.00	303	98,017,577	14.06	6.958	623	81.06
350,000.01 - 400,000.00	66	24,161,193	3.47	7.057	617	79.91
400,000.01 - 450,000.00	22	9,321,280	1.34	7.067	624	80.36
450,000.01 - 500,000.00	6	2,866,083	0.41	6.962	619	78.59
500,000.01 - 550,000.00	4	2,119,509	0.30	7.228	642	83.74
550,000.01 - 600,000.00	1	559,319	0.08	8.500	564	70.00
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	4	57,409	0.01	12.137	608	92.27
61 - 120	34	470,803	0.07	11.537	609	95.63
121 - 180	369	14,443,240	2.07	10.109	643	94.43
181 - 240	49	1,401,136	0.20	9.725	633	94.49
301 - 360	4,084	680,909,801	97.65	7.366	615	80.33
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	2	487,565	0.07	4.744	638	66.85
5.000 - 5.499	33	7,498,864	1.08	5.286	653	74.09
5.500 - 5.999	220	48,258,230	6.92	5.819	654	75.26
6.000 - 6.499	360	72,996,526	10.47	6.253	647	78.07
6.500 - 6.999	848	172,194,618	24.70	6.765	630	79.71
7.000 - 7.499	580	103,552,259	14.85	7.244	616	81.90
7.500 - 7.999	721	121,086,604	17.37	7.741	600	81.95
8.000 - 8.499	374	56,899,600	8.16	8.236	590	81.73
8.500 - 8.999	426	52,943,425	7.59	8.732	581	82.27
9.000 - 9.499	187	18,040,450	2.59	9.200	574	80.66
9.500 - 9.999	219	16,189,839	2.32	9.754	585	82.77
10.000 - 10.499	138	7,782,149	1.12	10.231	597	90.73
10.500 - 10.999	209	10,170,130	1.46	10.810	591	87.83
11.000 - 11.499	109	5,037,935	0.72	11.171	595	87.04
11.500 - 11.999	68	2,793,210	0.40	11.701	583	83.89
12.000 - 12.499	30	925,886	0.13	12.144	613	91.32
12.500 - 12.999	13	365,418	0.05	12.683	604	90.17
13.000 - 13.499	3	59,679	0.01	13.052	591	97.91
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	105	16,690,663	2.39	7.502	590	41.73
50.01 - 55.00	59	10,068,891	1.44	7.406	590	52.65
55.01 - 60.00	75	14,707,160	2.11	7.392	578	57.89
60.01 - 65.00	140	27,918,148	4.00	7.669	584	63.39
65.01 - 70.00	152	31,405,860	4.50	7.366	599	68.71
70.01 - 75.00	232	44,986,682	6.45	7.261	598	74.02
75.01 - 80.00	1,523	265,512,520	38.08	7.046	629	79.80
80.01 - 85.00	446	78,909,664	11.32	7.346	599	84.48
85.01 - 90.00	875	147,141,812	21.10	7.551	616	89.75
90.01 - 95.00	225	26,151,031	3.75	8.174	614	94.65
95.01 - 100.00	708	33,789,958	4.85	9.639	645	99.91
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	190	32,688,008	4.69	8.666	512	70.38
525 - 549	324	53,592,241	7.69	8.318	536	77.28
550 - 574	495	78,466,748	11.25	7.853	562	80.45
575 - 599	673	102,437,879	14.69	7.494	588	80.67
600 - 624	887	131,618,932	18.88	7.296	612	81.15
625 - 649	856	124,020,249	17.79	7.212	637	81.94
650 - 674	499	77,776,031	11.15	7.050	660	82.83
675 - 699	297	47,006,627	6.74	6.955	685	82.56
700 - 724	146	22,073,165	3.17	6.801	711	82.06
725 - 749	111	17,872,801	2.56	6.808	738	81.60
750 - 774	41	6,396,440	0.92	6.538	764	80.65
775 - 799	21	3,333,269	0.48	7.512	785	82.78
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	750	165,189,608	23.69	7.097	611	75.60
Florida	695	97,550,182	13.99	7.581	615	81.86
New York	189	41,068,626	5.89	7.213	619	77.08
Maryland	229	40,002,481	5.74	7.370	618	79.92
New Jersey	175	36,340,557	5.21	7.522	607	78.78
Illinois	266	35,619,172	5.11	7.521	614	84.13
Georgia	259	30,294,922	4.34	7.657	619	85.28
Arizona	112	18,330,807	2.63	7.231	615	81.75
Virginia	89	15,937,868	2.29	7.567	609	81.18
Ohio	160	15,801,459	2.27	7.668	616	87.24
Massachusetts	78	15,033,943	2.16	7.341	644	83.56
Nevada	87	14,503,956	2.08	7.198	625	81.71
Washington	92	14,467,821	2.07	7.351	627	82.15
Michigan	140	14,123,919	2.03	8.033	613	85.49
Colorado	111	13,837,600	1.98	7.278	635	83.49
Minnesota	85	12,497,911	1.79	7.338	623	83.88
Hawaii	49	12,495,741	1.79	6.956	645	77.96
Texas	151	12,404,522	1.78	8.102	601	86.27
Connecticut	74	11,521,110	1.65	7.663	615	82.00
Oregon	67	8,770,771	1.26	7.379	622	81.88
North Carolina	88	8,303,352	1.19	7.959	602	84.15
Pennsylvania	75	7,532,651	1.08	7.968	612	85.46
Missouri	75	7,376,389	1.06	8.338	602	85.26
Wisconsin	45	4,839,565	0.69	8.147	603	87.68
Indiana	51	4,383,682	0.63	7.795	626	87.61

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Tennessee	46	4,272,930	0.61	8.164	592	85.40
District of Columbia	22	4,232,244	0.61	7.971	616	75.04
South Carolina	36	4,112,298	0.59	7.586	621	84.56
Rhode Island	17	3,516,013	0.50	7.243	613	83.36
Delaware	19	2,796,993	0.40	7.734	626	84.49
New Hampshire	17	2,649,032	0.38	6.955	642	78.56
Utah	26	2,601,004	0.37	7.550	636	83.08
Kentucky	24	1,803,432	0.26	8.057	598	86.33
Kansas	19	1,785,394	0.26	7.824	609	85.36
Arkansas	14	1,504,798	0.22	7.979	621	85.51
Oklahoma	17	1,327,284	0.19	7.824	620	88.38
Idaho	12	1,173,363	0.17	7.313	608	82.93
Maine	9	1,120,936	0.16	7.044	636	88.62
New Mexico	12	1,059,691	0.15	7.966	606	85.97
Louisiana	12	983,516	0.14	8.497	568	88.25
Alabama	12	863,267	0.12	8.848	575	89.84
Vermont	6	797,184	0.11	7.030	633	82.53
Mississippi	8	711,397	0.10	8.213	606	86.84
West Virginia	8	535,597	0.08	8.185	580	82.33
Wyoming	3	533,838	0.08	7.217	640	86.41
Nebraska	7	500,055	0.07	8.910	573	88.62
Iowa	2	173,512	0.02	9.244	563	90.00
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	3,999	615,153,812	88.22	7.375	613	80.44
Investment	493	73,248,098	10.50	7.893	638	82.33
Second Home	48	8,880,480	1.27	7.475	626	82.56
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	2,923	419,096,508	60.10	7.275	612	82.11
Stated Documentation	1,488	255,934,572	36.70	7.699	621	78.16
Limited Documentation	103	18,126,520	2.60	7.523	603	84.70
No Documentation	26	4,124,789	0.59	6.301	679	71.54
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Refinance - Cashout	2,655	471,078,895	67.56	7.373	607	79.07
Purchase	1,774	208,571,483	29.91	7.570	636	84.41
Refinance - Rate Term	111	17,632,012	2.53	7.326	608	78.93
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	3,689	550,322,247	78.92	7.425	613	80.66
2-4 Family	298	66,010,297	9.47	7.441	623	79.46
Condo	342	47,449,871	6.80	7.588	629	81.26
PUD	211	33,499,975	4.80	7.282	618	82.26
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
January 2006	1	143,702	0.02	6.250	641	77.14
February 2007	5	959,332	0.16	7.242	601	74.89
March 2007	4	1,125,440	0.19	7.177	648	88.80
April 2007	26	3,835,372	0.64	7.656	600	85.11
May 2007	65	10,476,597	1.76	7.362	611	80.38
June 2007	223	36,293,755	6.09	7.453	608	80.85
July 2007	2,003	350,290,089	58.75	7.416	612	80.46
August 2007	831	155,766,710	26.13	7.208	612	80.94
September 2007	3	629,350	0.11	7.225	556	69.73
May 2008	2	241,461	0.04	7.669	566	76.63
June 2008	8	1,308,188	0.22	7.159	604	72.21
July 2008	100	17,942,436	3.01	7.043	624	77.24
August 2008	50	10,189,104	1.71	7.211	617	77.18
September 2008	1	202,400	0.03	6.990	553	80.00
April 2010	1	95,566	0.02	6.550	646	80.00
June 2010	1	288,000	0.05	6.250	689	80.00
July 2010	19	3,439,179	0.58	6.931	642	77.53
August 2010	13	2,778,802	0.47	6.928	636	78.37
September 2010	1	210,000	0.04	5.950	647	74.73
Total:	**3,357**	**596,215,483**	**100.00**	**7.341**	**612**	**80.43**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.000 - 3.499	1	175,000	0.03	7.250	688	70.00
3.500 - 3.999	1	222,515	0.04	5.550	672	67.17
4.000 - 4.499	20	3,428,059	0.57	5.510	682	74.46
4.500 - 4.999	153	32,570,441	5.46	6.176	641	78.63
5.000 - 5.499	265	55,483,984	9.31	6.417	645	79.01
5.500 - 5.999	630	120,380,340	20.19	6.753	629	80.49
6.000 - 6.499	678	121,526,587	20.38	7.190	613	81.09
6.500 - 6.999	1,466	237,816,071	39.89	8.053	593	80.95
7.000 - 7.499	100	17,526,352	2.94	7.865	602	79.20
7.500 - 7.999	29	4,940,292	0.83	8.026	598	78.90
8.000 - 8.499	7	1,145,766	0.19	8.703	534	69.84
8.500 - 8.999	3	537,286	0.09	8.492	559	83.41
9.000 - 9.499	2	228,175	0.04	9.500	565	87.21
9.500 - 9.999	2	234,615	0.04	10.295	557	43.04
Total:	**3,357**	**596,215,483**	**100.00**	**7.341**	**612**	**80.43**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	2	329,263	0.06	5.426	605	57.81
11.000 - 11.499	15	3,598,728	0.60	5.271	669	78.28
11.500 - 11.999	111	25,533,844	4.28	5.798	651	78.03
12.000 - 12.499	259	52,439,302	8.80	6.189	647	78.42
12.500 - 12.999	662	136,538,773	22.90	6.674	632	79.79
13.000 - 13.499	500	91,511,500	15.35	7.118	619	81.57
13.500 - 13.999	670	118,431,973	19.86	7.515	606	81.92
14.000 - 14.499	345	57,945,194	9.72	7.945	595	81.67
14.500 - 14.999	355	54,471,093	9.14	8.354	582	80.39
15.000 - 15.499	161	20,962,153	3.52	8.698	573	80.72
15.500 - 15.999	130	17,120,985	2.87	9.167	563	80.01
16.000 - 16.499	54	6,248,678	1.05	9.473	549	81.01
16.500 - 16.999	54	6,089,191	1.02	10.197	540	74.13
17.000 - 17.499	18	2,625,886	0.44	10.746	540	72.17
17.500 - 17.999	15	1,752,737	0.29	11.098	557	73.58
18.000 - 18.499	3	414,556	0.07	11.843	528	63.49
18.500 - 18.999	3	201,628	0.03	12.194	557	59.22
Total:	**3,357**	**596,215,483**	**100.00**	**7.341**	**612**	**80.43**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	9	1,880,753	0.32	5.622	657	76.86
5.000 - 5.499	45	9,268,303	1.55	5.572	662	76.55
5.500 - 5.999	192	41,144,034	6.90	5.935	653	77.49
6.000 - 6.499	295	59,912,753	10.05	6.265	645	79.04
6.500 - 6.999	726	148,256,850	24.87	6.773	629	80.36
7.000 - 7.499	531	95,796,559	16.07	7.244	615	82.05
7.500 - 7.999	645	109,882,741	18.43	7.740	598	82.27
8.000 - 8.499	327	51,555,301	8.65	8.238	586	81.72
8.500 - 8.999	307	43,788,937	7.34	8.722	571	81.04
9.000 - 9.499	125	14,952,491	2.51	9.194	562	78.46
9.500 - 9.999	85	10,377,320	1.74	9.743	550	74.39
10.000 - 10.499	25	3,094,519	0.52	10.227	532	79.71
10.500 - 10.999	29	3,642,500	0.61	10.781	540	67.65
11.000 - 11.499	8	1,436,549	0.24	11.196	543	58.98
11.500 - 11.999	6	977,708	0.16	11.730	536	62.73
12.000 - 12.499	1	183,196	0.03	12.050	549	65.00
12.500 - 12.999	1	64,969	0.01	12.900	616	65.00
Total:	**3,357**	**596,215,483**	**100.00**	**7.341**	**612**	**80.43**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	1	143,702	0.02	6.250	641	77.14
1.500	21	3,451,013	0.58	7.279	675	80.94
2.000	1,938	348,053,944	58.38	7.396	613	81.05
3.000	1,394	243,877,354	40.90	7.263	611	79.61
4.000	3	689,471	0.12	7.959	580	56.31
Total:	**3,357**	**596,215,483**	**100.00**	**7.341**	**612**	**80.43**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	1,220	211,172,312	35.42	7.280	611	79.57
1.500	2,134	384,353,700	64.47	7.374	613	80.95
2.500	3	689,471	0.12	7.959	580	56.31
Total:	**3,357**	**596,215,483**	**100.00**	**7.341**	**612**	**80.43**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	6	869,868	0.15	7.365	574	77.62
5.500 - 5.999	1	174,600	0.03	7.400	611	90.00
6.000 - 6.499	2,572	469,521,498	78.75	7.343	613	80.14
6.500 - 6.999	20	3,298,993	0.55	8.153	580	74.22
7.000 - 7.499	755	121,661,053	20.41	7.309	613	81.87
8.000 - 8.499	3	689,471	0.12	7.959	580	56.31
Total:	**3,357**	**596,215,483**	**100.00**	**7.341**	**612**	**80.43**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,079	147,134,512	21.10	7.651	622	82.02
6	4	783,466	0.11	7.710	617	85.06
12	372	62,816,023	9.01	7.422	617	80.09
13	6	867,128	0.12	7.582	619	70.89
24	2,362	375,200,232	53.81	7.414	613	80.69
30	3	625,648	0.09	6.758	655	74.66
36	714	109,855,380	15.75	7.201	615	79.18
Total:	**4,540**	**697,282,390**	**100.00**	**7.431**	**616**	**80.66**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL*

Number of Mortgage Loans:	3,491	Index Type:	
Aggregate Principal Balance:	$856,978,061	6 Month LIBOR:	85.62%
Conforming Principal Balance Loans:	$316,751,550	Fixed Rate:	14.38%
Average Principal Balance:	$245,482	W.A. Initial Periodic Cap:	2.397%
Range:	$9,795 - $1,000,000	W.A. Subsequent Periodic Cap	1.323%
W.A. Coupon:	7.246%	W.A. Lifetime Rate Cap	6.165%
Range:	4.800% - 13.500%	Property Type	
W.A. Gross Margin:	6.047%	Single Family:	79.28%
Range:	2.550% - 8.175%	PUD:	6.75%
W.A. Remaining Term:	350 months	2-4 Family:	7.96%
Range:	58 months - 360 months	Condo:	6.01%
W.A. Seasoning:	2 months		
Latest Maturity Date:	September 1 ,2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	97.20%
California:	43.03%	Investment:	2.10%
Florida:	12.59%	Second Home:	0.70%
New York	9.07%	Documentation Status:	
Maryland:	4.28%	Stated:	49.64%
Virginia:	3.68%	Full:	47.47%
W.A. Original Combined LTV:	83.45%	Limited:	2.23%
Range:	20.00% - 100.00%	None:	0.66%
First Liens:	90.75%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	9.25%	Loans with Prepay Penalties:	82.37%
Non-Balloon Loans:	95.27%	Interest Only Loans	38.37%
Non-Zero W.A. FICO Score:	644		

DESCRIPTION OF THE GROUP II COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	1,941	527,120,611	61.51	7.200	641	83.52
Other	1,550	329,857,450	38.49	7.320	647	83.33
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	1	24,319	0.00	11.250	682	94.59
Fixed - 10 Year	27	774,813	0.09	10.600	641	93.88
Fixed - 15 Year	73	3,159,429	0.37	9.880	634	88.74
Fixed - 20 Year	17	1,030,101	0.12	9.190	660	87.64
Fixed - 30 Year	649	82,560,260	9.63	8.424	654	89.60
Fixed - 30 Year IO	11	1,580,417	0.18	8.559	668	91.65
Balloon - 15/30	510	33,659,723	3.93	10.384	660	99.58
Balloon - 30/40	1	451,635	0.05	6.800	633	80.00
ARM - 6 Month IO	1	371,250	0.04	6.500	635	75.00
ARM - 2 Year/6 Month	1,184	372,500,554	43.47	7.240	625	82.71
ARM - 2 Year/6 Month IO	827	297,241,600	34.68	6.630	661	81.30
ARM - 2 Year/6 Month 30/40 Balloon	14	4,693,113	0.55	6.996	596	79.75
ARM - 2 Year/6 Month 40/10*	21	7,657,596	0.89	6.609	672	81.12
ARM - 3 Year/6 Month	44	13,202,097	1.54	7.037	622	80.18
ARM - 3 Year/6 Month IO	81	27,077,644	3.16	6.662	669	81.99
ARM - 3 Year/6 Month 30/40 Balloon	6	1,702,697	0.20	6.759	606	79.12
ARM - 3 Year/6 Month 40/10*	2	943,470	0.11	6.550	650	80.00
ARM - 5 Year/6 Month	16	5,825,745	0.68	6.612	669	77.37
ARM - 5 Year/6 Month IO	6	2,521,599	0.29	6.206	684	79.62
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

* For the first ten years, amortizes based on a 40-year term to maturity and thereafter, based on a 20-year term to maturity.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	392	12,798,330	1.49	10.616	642	99.01
50,000.01 - 100,000.00	694	51,375,952	6.00	9.725	655	96.14
100,000.01 - 150,000.00	371	45,217,294	5.28	8.616	646	89.92
150,000.01 - 200,000.00	277	48,551,567	5.67	7.400	640	82.74
200,000.01 - 250,000.00	250	56,071,708	6.54	7.042	642	81.66
250,000.01 - 300,000.00	253	69,429,618	8.10	6.944	652	81.15
300,000.01 - 350,000.00	160	51,389,212	6.00	6.877	654	82.33
350,000.01 - 400,000.00	330	123,931,330	14.46	6.877	637	80.57
400,000.01 - 450,000.00	239	101,473,044	11.84	6.933	641	82.36
450,000.01 - 500,000.00	188	89,501,453	10.44	6.846	644	82.64
500,000.01 - 550,000.00	96	50,171,896	5.85	7.023	640	83.89
550,000.01 - 600,000.00	96	55,337,695	6.46	6.801	640	81.82
600,000.01 - 650,000.00	42	26,232,510	3.06	6.873	643	83.31
650,000.01 - 700,000.00	39	26,398,924	3.08	6.987	645	83.00
700,000.01 - 750,000.00	48	35,206,548	4.11	6.917	643	80.86
750,000.01 - 800,000.00	4	3,133,111	0.37	6.344	621	78.70
800,000.01 - 850,000.00	6	5,066,726	0.59	6.494	670	83.62
850,000.01 - 900,000.00	1	880,000	0.10	6.600	648	80.00
900,000.01 - 950,000.00	2	1,835,871	0.21	6.239	630	77.50
950,000.01 - 1,000,000.00	3	2,975,273	0.35	6.406	623	67.11
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	392	12,798,330	1.49	10.616	642	99.01
50,000.01 - 100,000.00	694	51,375,952	6.00	9.725	655	96.14
100,000.01 - 150,000.00	371	45,217,294	5.28	8.616	646	89.92
150,000.01 - 200,000.00	277	48,551,567	5.67	7.400	640	82.74
200,000.01 - 250,000.00	250	56,071,708	6.54	7.042	642	81.66
250,000.01 - 300,000.00	254	69,729,561	8.14	6.942	652	81.19
300,000.01 - 350,000.00	161	51,787,888	6.04	6.876	653	82.26
350,000.01 - 400,000.00	330	124,011,139	14.47	6.878	638	80.58
400,000.01 - 450,000.00	238	101,073,204	11.79	6.933	641	82.33
450,000.01 - 500,000.00	187	89,122,865	10.40	6.848	644	82.68
500,000.01 - 550,000.00	96	50,171,896	5.85	7.023	640	83.89
550,000.01 - 600,000.00	96	55,337,695	6.46	6.801	640	81.82
600,000.01 - 650,000.00	43	26,881,384	3.14	6.858	643	83.23
650,000.01 - 700,000.00	38	25,750,050	3.00	7.005	644	83.08
700,000.01 - 750,000.00	48	35,206,548	4.11	6.917	643	80.86
750,000.01 - 800,000.00	4	3,133,111	0.37	6.344	621	78.70
800,000.01 - 850,000.00	6	5,066,726	0.59	6.494	670	83.62
850,000.01 - 900,000.00	1	880,000	0.10	6.600	648	80.00
900,000.01 - 950,000.00	2	1,835,871	0.21	6.239	630	77.50
950,000.01 - 1,000,000.00	3	2,975,273	0.35	6.406	623	67.11
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	1	24,319	0.00	11.250	682	94.59
61 - 120	27	774,813	0.09	10.600	641	93.88
121 - 180	583	36,819,152	4.30	10.341	658	98.65
181 - 240	17	1,030,101	0.12	9.190	660	87.64
301 - 360	2,863	818,329,677	95.49	7.101	643	82.75
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	2	373,836	0.04	4.886	652	68.17
5.000 - 5.499	28	12,264,459	1.43	5.345	682	77.68
5.500 - 5.999	241	90,086,001	10.51	5.819	674	79.38
6.000 - 6.499	326	114,852,862	13.40	6.263	654	80.41
6.500 - 6.999	679	242,171,685	28.26	6.767	650	81.28
7.000 - 7.499	397	123,432,106	14.40	7.228	639	82.19
7.500 - 7.999	396	127,693,491	14.90	7.725	623	84.48
8.000 - 8.499	149	40,383,400	4.71	8.212	603	85.68
8.500 - 8.999	176	25,013,210	2.92	8.729	619	89.09
9.000 - 9.499	102	12,271,455	1.43	9.215	626	93.15
9.500 - 9.999	287	23,039,219	2.69	9.792	664	97.17
10.000 - 10.499	195	14,334,016	1.67	10.228	645	96.71
10.500 - 10.999	252	17,549,748	2.05	10.820	630	99.12
11.000 - 11.499	122	7,634,827	0.89	11.171	624	99.48
11.500 - 11.999	65	2,925,187	0.34	11.713	619	98.59
12.000 - 12.499	55	2,196,147	0.26	12.126	624	98.66
12.500 - 12.999	16	691,056	0.08	12.775	651	98.70
13.000 - 13.499	2	43,582	0.01	13.125	621	92.51
13.500 - 13.999	1	21,774	0.00	13.500	555	95.00
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	10	1,736,876	0.20	6.879	653	41.22
50.01 - 55.00	9	2,424,586	0.28	6.883	629	52.76
55.01 - 60.00	10	4,991,041	0.58	7.106	570	58.22
60.01 - 65.00	23	11,118,634	1.30	6.913	622	63.06
65.01 - 70.00	29	9,988,951	1.17	7.149	611	68.46
70.01 - 75.00	79	33,653,511	3.93	6.949	618	74.33
75.01 - 80.00	1,561	491,126,966	57.31	6.775	653	79.90
80.01 - 85.00	133	53,503,652	6.24	6.981	618	84.40
85.01 - 90.00	375	126,218,836	14.73	7.294	622	89.84
90.01 - 95.00	173	32,275,006	3.77	8.069	638	94.62
95.01 - 100.00	1,089	89,940,002	10.50	9.799	660	99.91
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	48	14,669,540	1.71	8.454	515	74.22
525 - 549	57	16,056,584	1.87	8.081	538	80.88
550 - 574	185	51,533,081	6.01	7.617	561	84.26
575 - 599	296	77,698,990	9.07	7.474	587	83.08
600 - 624	577	139,047,761	16.23	7.329	612	84.03
625 - 649	753	173,782,998	20.28	7.287	637	83.79
650 - 674	666	158,121,442	18.45	7.090	662	83.54
675 - 699	430	102,328,207	11.94	7.072	685	84.04
700 - 724	256	67,171,349	7.84	6.965	710	83.14
725 - 749	114	27,523,179	3.21	6.752	736	82.76
750 - 774	75	20,253,611	2.36	6.906	760	83.56
775 - 799	32	8,068,663	0.94	6.756	783	82.11
800 - 824	2	722,656	0.08	5.822	803	80.00
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,265	368,724,464	43.03	7.059	650	82.49
Florida	579	107,914,881	12.59	7.509	639	84.13
New York	245	77,700,252	9.07	7.136	650	84.30
Maryland	128	36,705,714	4.28	7.226	635	83.82
Virginia	106	31,508,447	3.68	7.119	650	82.95
New Jersey	102	30,817,325	3.60	7.473	631	84.17
Illinois	105	22,080,988	2.58	7.540	634	85.82
Massachusetts	77	19,757,732	2.31	7.191	646	83.46
Nevada	83	18,865,258	2.20	7.377	634	83.46
Arizona	68	14,308,845	1.67	7.417	632	84.97
Georgia	72	13,459,925	1.57	7.399	627	84.30
Connecticut	40	11,521,400	1.34	7.340	637	79.43
Texas	102	11,503,423	1.34	7.861	619	85.18
Hawaii	31	11,115,834	1.30	7.075	659	83.50
Washington	46	10,035,915	1.17	7.204	642	85.08
Minnesota	25	7,023,634	0.82	7.633	648	86.51
Michigan	29	6,843,028	0.80	7.877	617	85.84
Pennsylvania	39	6,175,953	0.72	7.780	629	84.44
North Carolina	44	5,968,235	0.70	7.341	645	83.86
Ohio	42	5,094,731	0.59	7.706	636	85.34
Colorado	21	4,649,802	0.54	7.173	633	83.27
Oregon	28	4,344,312	0.51	7.606	632	82.02
South Carolina	28	4,080,227	0.48	7.735	613	86.91
Missouri	26	3,356,325	0.39	8.003	629	84.03
Tennessee	26	2,872,214	0.34	8.113	628	88.63

*Geographic Distribution continued on the next page.

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
District of Columbia	11	2,806,629	0.33	7.533	666	86.00
Utah	16	2,677,471	0.31	6.934	618	81.16
Wisconsin	10	2,171,890	0.25	8.024	615	88.07
Rhode Island	9	1,683,221	0.20	7.320	654	84.13
Indiana	9	1,617,600	0.19	7.684	619	80.50
Arkansas	14	1,504,665	0.18	7.731	619	84.46
Louisiana	8	1,356,193	0.16	7.570	614	87.72
New Mexico	10	919,854	0.11	7.719	612	84.19
Idaho	9	842,874	0.10	6.723	641	84.40
Maine	6	741,572	0.09	7.918	623	84.00
Oklahoma	8	702,117	0.08	8.502	606	84.70
Mississippi	4	663,599	0.08	7.397	662	95.43
New Hampshire	3	656,879	0.08	6.632	689	81.52
Alabama	4	649,591	0.08	8.520	642	96.22
Delaware	4	613,397	0.07	8.211	624	89.13
Kentucky	5	404,139	0.05	7.317	616	83.96
West Virginia	1	279,433	0.03	7.600	626	90.00
Kansas	2	176,115	0.02	7.441	591	83.09
Vermont	1	81,960	0.01	12.700	653	100.00
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	3,435	832,969,302	97.20	7.242	643	83.38
Investment	45	17,995,755	2.10	7.373	679	85.14
Second Home	11	6,013,004	0.70	7.346	676	88.70
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Stated Documentation	1,738	425,421,173	49.64	7.483	655	82.71
Full Documentation	1,644	406,817,024	47.47	6.988	633	84.11
Limited Documentation	77	19,107,559	2.23	7.430	612	86.13
No Documentation	32	5,632,305	0.66	7.352	706	82.37
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	2,805	583,792,934	68.12	7.312	653	83.92
Refinance - Cashout	664	265,286,875	30.96	7.108	623	82.48
Refinance - Rate Term	22	7,898,251	0.92	6.983	644	81.03
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	2,722	679,385,872	79.28	7.219	640	83.24
2-4 Family	228	68,248,610	7.96	7.192	666	84.71
PUD	272	57,857,597	6.75	7.375	646	83.98
Condo	269	51,485,983	6.01	7.520	657	83.92
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
February 2006	1	371,250	0.05	6.500	635	75.00
July 2006	1	166,089	0.02	6.625	677	90.00
February 2007	1	544,000	0.07	6.850	583	80.00
April 2007	11	6,173,232	0.84	7.217	625	86.88
May 2007	34	12,761,998	1.74	7.023	640	82.96
June 2007	115	38,936,919	5.31	7.008	639	82.23
July 2007	1,271	411,014,808	56.02	6.975	643	82.19
August 2007	605	209,586,468	28.56	6.929	638	81.56
September 2007	8	2,909,350	0.40	6.971	598	83.36
June 2008	4	1,326,451	0.18	7.033	615	91.00
July 2008	91	29,679,972	4.05	6.885	653	80.74
August 2008	38	11,919,484	1.62	6.486	653	81.53
June 2010	1	748,234	0.10	7.250	701	62.50
July 2010	12	4,545,104	0.62	6.183	685	80.58
August 2010	9	3,054,006	0.42	6.758	650	78.09
Total:	**2,202**	**733,737,366**	**100.00**	**6.949**	**642**	**81.96**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.500 - 2.999	1	616,177	0.08	9.150	557	95.00
3.500 - 3.999	3	1,783,818	0.24	5.987	652	78.38
4.000 - 4.499	14	4,335,728	0.59	5.589	658	78.45
4.500 - 4.999	177	61,140,836	8.33	5.961	670	80.60
5.000 - 5.499	279	95,583,143	13.03	6.260	663	80.71
5.500 - 5.999	522	174,253,503	23.75	6.707	647	81.15
6.000 - 6.499	455	161,970,075	22.07	7.029	637	82.60
6.500 - 6.999	651	203,140,946	27.69	7.702	621	83.50
7.000 - 7.499	75	23,959,050	3.27	7.167	664	80.14
7.500 - 7.999	24	6,691,688	0.91	7.413	643	79.81
8.000 - 8.499	1	262,400	0.04	8.675	641	80.00
Total:	**2,202**	**733,737,366**	**100.00**	**6.949**	**642**	**81.96**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
11.000 - 11.499	23	10,127,322	1.38	5.355	682	78.71
11.500 - 11.999	166	66,584,719	9.07	5.823	677	79.72
12.000 - 12.499	251	93,262,640	12.71	6.253	654	80.59
12.500 - 12.999	582	208,310,671	28.39	6.684	651	81.17
13.000 - 13.499	381	119,990,175	16.35	7.085	640	82.03
13.500 - 13.999	416	135,925,748	18.53	7.479	631	83.59
14.000 - 14.499	172	47,317,964	6.45	7.902	612	84.56
14.500 - 14.999	111	32,608,236	4.44	8.077	598	84.09
15.000 - 15.499	36	8,247,401	1.12	8.563	592	84.93
15.500 - 15.999	27	5,214,677	0.71	9.024	560	82.31
16.000 - 16.499	19	4,589,719	0.63	9.479	556	85.35
16.500 - 16.999	8	618,197	0.08	9.919	544	87.80
17.000 - 17.499	7	544,788	0.07	10.344	539	87.55
17.500 - 17.999	1	252,105	0.03	10.740	633	100.00
18.000 - 18.499	2	143,005	0.02	11.331	523	90.00
Total:	**2,202**	**733,737,366**	**100.00**	**6.949**	**642**	**81.96**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	2	958,818	0.13	6.449	604	81.28
4.000 - 4.499	2	823,200	0.11	6.110	664	80.00
4.500 - 4.999	11	5,035,850	0.69	6.281	655	80.61
5.000 - 5.499	32	13,419,845	1.83	5.477	683	78.74
5.500 - 5.999	227	84,319,849	11.49	5.852	675	79.98
6.000 - 6.499	313	108,992,862	14.85	6.300	655	80.72
6.500 - 6.999	628	221,820,147	30.23	6.771	649	81.24
7.000 - 7.499	367	114,612,022	15.62	7.233	637	82.47
7.500 - 7.999	366	120,891,753	16.48	7.722	623	84.39
8.000 - 8.499	127	36,055,053	4.91	8.212	600	85.41
8.500 - 8.999	69	16,019,173	2.18	8.649	575	83.39
9.000 - 9.499	31	6,581,618	0.90	9.224	575	88.40
9.500 - 9.999	12	2,121,557	0.29	9.780	529	73.97
10.000 - 10.499	11	1,586,826	0.22	10.253	532	72.28
10.500 - 10.999	2	355,787	0.05	10.757	602	94.17
11.000 - 11.499	2	143,005	0.02	11.331	523	90.00
Total:	**2,202**	**733,737,366**	**100.00**	**6.949**	**642**	**81.96**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	1	371,250	0.05	6.500	635	75.00
1.500	11	2,336,417	0.32	6.852	679	81.10
2.000	1,227	438,686,945	59.79	6.956	640	82.30
3.000	962	291,943,412	39.79	6.940	645	81.48
4.000	1	399,342	0.05	6.999	558	80.00
Total:	**2,202**	**733,737,366**	**100.00**	**6.949**	**642**	**81.96**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	884	260,338,752	35.48	6.940	646	81.31
1.500	1,317	472,999,271	64.46	6.954	640	82.33
2.500	1	399,342	0.05	6.999	558	80.00
Total:	**2,202**	**733,737,366**	**100.00**	**6.949**	**642**	**81.96**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	4	1,355,313	0.18	6.875	635	73.70
5.500 - 5.999	1	523,999	0.07	6.650	718	80.62
6.000 - 6.499	1,748	608,478,612	82.93	6.941	643	81.86
6.500 - 6.999	9	2,866,361	0.39	7.099	606	76.17
7.000 - 7.499	438	119,983,616	16.35	6.989	637	82.72
8.000 - 8.499	2	529,464	0.07	6.667	581	80.00
Total:	**2,202**	**733,737,366**	**100.00**	**6.949**	**642**	**81.96**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	730	151,051,940	17.63	7.606	643	84.65
6	3	1,187,589	0.14	7.237	626	84.32
12	364	114,244,045	13.33	7.293	645	83.25
13	5	1,439,929	0.17	7.577	621	82.88
24	2,007	495,485,704	57.82	7.162	644	83.21
36	380	93,197,671	10.88	7.050	640	83.04
60	2	371,183	0.04	5.997	734	75.61
Total:	**3,491**	**856,978,061**	**100.00**	**7.246**	**644**	**83.45**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
Gary Huang	212-250-7943

ABS Banking

Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865
Rika Yano	212-250-6997

ABS Structuring

Bill Yeung	212-250-6893
Chris Sudol	212-250-0507

ABS Collateral

Steve Lumer	212-250-0115
Andrew McDermott	212-250-3978